Exhibit 99.1

SIERRA WIRELESS, INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of shareholders of Sierra Wireless, Inc. (the “Corporation”) will be held at the Corporation’s head office at 13811 Wireless Way, Richmond, British Columbia, on Tuesday, May 17, 2011 at 3:00 p.m. (Pacific time) for the following purposes:

1.               To receive the report of the directors;

2.               To receive the consolidated financial statements for the year ended December 31, 2010 and the auditors’ report thereon;

3.               To appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix the auditors’ remuneration;

4.               To elect directors for the ensuing year;

5.               To consider, and if deemed advisable, pass an ordinary resolution authorizing and approving the continuation and the amendment and restatement of the Corporation’s Amended and Restated 1997 Stock Option Plan;

6.               To consider, and if deemed advisable, pass an ordinary resolution authorizing and approving the adoption of the Corporation’s 2011 Treasury Based Restricted Share Unit Plan; and

7.               To transact such other business as may be properly brought before the Meeting.

Further details of the above matters are set out in the attached Information Circular.

DATED at Richmond, British Columbia, this 1st day of April, 2011.

By Order of the Board of Directors

“David G. McLennan”
David G. McLennan,
Chief Financial Officer and Secretary

IMPORTANT

Only holders of common shares of the Corporation of record at the close of business on April 1, 2011 are entitled to notice of the Meeting and only those shareholders of the Corporation of record at the close of business on April 1, 2011 are entitled to vote at the Meeting.  Shareholders who are unable to attend the Meeting in person are requested to complete, sign, date and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.

Proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 3:00 p.m. (Vancouver time) two (2) days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment of the Meeting.

SIERRA WIRELESS, INC.

13811 Wireless Way

Richmond, British Columbia Canada V6V 3A4

INFORMATION CIRCULAR

As at April 1, 2011

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management (“Management”) of Sierra Wireless, Inc. (the “Corporation”) for use at the annual meeting (the “Meeting”) of holders of common shares (“shareholders”) of the Corporation (and any adjournment thereof) to be held on Tuesday, May 17, 2011 at 3:00 p.m. (Vancouver time) at the Corporation’s head office at 13811 Wireless Way, Richmond, British Columbia for the purposes set forth in the accompanying Notice of Meeting.   While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Corporation.  All costs of solicitation will be borne by the Corporation.

Appointment of Proxyholder

The individuals named in the accompanying form of proxy are the Chief Executive Officer (or “CEO”) and Chief Financial Officer (or “CFO”) of the Corporation. A shareholder may appoint some other person (who need not be a shareholder) to attend and act on the shareholder’s behalf at the Meeting.   To exercise this right, the shareholder may either insert the name of such other person in the blank space provided in the form of proxy or complete and submit another form of proxy.

A person or company whose name appears on the books and records of the Corporation is a registered shareholder.   A non-registered shareholder is a beneficial owner of common shares of the Corporation (“Common Shares”) whose Common Shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).

Notice to United States Shareholders

The solicitation of proxies by the Corporation is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Management Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada.  Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

Registered Shareholders

A registered shareholder can vote Common Shares owned by it at the Meeting either in person at the Meeting or by proxy.  A registered shareholder who wishes to vote in person at the Meeting should not complete or return the form of proxy included with this Information Circular.  Those registered shareholders choosing to attend the Meeting will have their votes taken and counted at the Meeting.  A registered shareholder who does not wish to attend the Meeting or does not wish to vote in person should properly complete and deliver the enclosed form of proxy, and the Common Shares represented by such shareholder’s proxy will be voted or withheld from voting in accordance with the instructions indicated on the form of proxy, or any ballot that may be called at the Meeting or any adjournment thereof.

A registered shareholder may vote by one of the following means:

(a)          By mail by completing, dating and signing the enclosed form of proxy and returning it using the envelope provided or otherwise to the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., (“Computershare”) Attn: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, or as otherwise directed in the form of proxy.

(b)         Using a touch-tone telephone to transmit voting choices to a toll free number.  Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, their account number and the proxy access number, or

(c)          Using the internet through Computershare’s website at www.computershare.com/ca/proxy.  Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the 15 digit control number.

To be effective, a proxy must be received by Computershare no later than 3:00 p.m. (Vancouver time) two (2) days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment of the Meeting.

Non-Registered Shareholders

The Corporation has distributed copies of this Information Circular to intermediaries for distribution to non-registered shareholders.  Unless the non-registered shareholder has waived his rights to receive these materials, an intermediary is required to deliver them to the non-registered shareholder and to seek instructions on how to vote the Common Shares beneficially owned by the non-registered shareholder.  In many cases, intermediaries will have used a service company to forward these Meeting materials to non-registered shareholders.

Non-registered shareholders who receive these Meeting materials will typically be given the ability to provide voting instructions in one of two ways.

Usually a non-registered shareholder will be given a voting instruction form, which must be completed and signed by the non-registered shareholder in accordance with the instructions provided by the intermediary.  In this case, a non-registered shareholder cannot use the mechanisms described above for registered shareholders and must follow the instructions provided by the intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the Internet).

Occasionally, however, a non-registered shareholder may be given a proxy that has already been signed by the intermediary.  This form of proxy is restricted to the number of Common Shares beneficially owned by the non-registered shareholder but is otherwise not completed.  This form of proxy does not need to be signed by the non-registered shareholder.  In this case, the non-registered shareholder can complete the proxy and vote by mail or facsimile only, as described above for registered shareholders.

These procedures are designed to enable non-registered shareholders to direct the voting of their Common Shares.  Any non-registered shareholder receiving either a form of proxy or a voting instruction form who wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), should strike out the names of the persons identified in the form of proxy as the proxyholder and insert the non-registered shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, following the corresponding instructions provided by the intermediary.  In either case, the non-registered shareholder should carefully follow the instructions provided by the intermediary.

Revocation of Proxy

A shareholder may revoke a proxy by delivering an instrument in writing executed by the shareholder or the shareholder’s attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney for the corporation, either to the registered office of the Corporation at Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, at any time up to 3:00 p.m. (Vancouver time) two (2) days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting before any vote in respect of which the proxy is to be used shall have been taken or in any other manner provided by law.

A revocation does not affect any matter on which a vote has been taken prior to the revocation.  A shareholder of the Corporation may also revoke a proxy by signing a form of proxy bearing a later date and returning such proxy and delivering it to Computershare as aforesaid at any time up to 3:00 p.m. (Vancouver time) two (2) days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment thereof.

A person duly appointed under a form of proxy will be entitled to vote the Common Shares represented thereby only if the form of proxy is properly completed and delivered in accordance with the requirements set out above under the heading “Appointment of Proxyholder” and such proxy has not been revoked.

Voting of Proxies and Discretionary Authority

Unless specifically directed in the form of proxy to withhold the Common Shares represented by the form of proxy from a ballot or show of hands, the proxies named in the accompanying form of proxy shall vote the Common Shares represented by the form of proxy on each ballot or show of hands.  Where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the Common Shares will be voted in accordance with the specifications so made.

In the absence of any instructions on the proxy or if such instructions are unclear, Common Shares represented by the form of proxy will be voted in favour of each matter identified on the form of proxy, in each case as more particularly described elsewhere in this Information Circular.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other matter of business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matter of business.  At the time of the printing of this Information Circular, Management knows of no such amendment, variation or other matter which may be presented at the Meeting.

Interest of Certain Persons in Matters to be Acted Upon

Other than as disclosed in this Information Circular, no director or senior officer, past, present or nominated, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except to the extent that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Corporation.

Voting Securities and Principal Holders Thereof

The Corporation is authorized to issue an unlimited number of Common Shares of which, as of the date of this Information Circular, 31,250,295 Common Shares are issued and outstanding as fully paid and non-assessable shares.  The holders of Common Shares are entitled to one (1) vote for each Common Share held.  The Corporation is also authorized to issue an unlimited number of preference shares issuable in series, of which none are issued and outstanding.

Any shareholder of record at the close of business on April 1, 2011 (the “Record Date”) who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or have his Common Shares voted at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as at the date hereof Acuity Investment Management Inc. beneficially owns approximately 3,406,800 Common Shares of the Corporation, representing approximately 10.9% of the outstanding Common Shares of the Corporation.

MATTERS TO BE ACTED UPON AT THE MEETING

Appointment of Auditors

At the meeting, shareholders will be requested to vote on the re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation until the close of the next annual meeting of shareholders and to authorize the Audit Committee to determine their remuneration.  KPMG LLP has been the auditors of the Corporation since the fiscal year ended December 31, 1997.  For the fiscal years ended December 31, 2010 and 2009 the Corporation paid KPMG LLP fees as follows:

(in United States dollars)	2010	2009
Audit services	$1,150,000	$859,000
Tax services	55,350	75,000

Audit Fees

Audit fees for 2010 and 2009 include fees related to the audit of our year-end financial statements, audit of our internal control over financial reporting and review of our interim financial statements.  Audit fees for 2009 also include fees related to the review of the Wavecom S.A. (“Wavecom”) business acquisition report and audit of the opening balance sheet of Wavecom.

Tax Fees

Tax fees for 2010 and 2009 are primarily for tax compliance and transfer pricing services.

Election of Board of Directors (“Directors”)

The term of office of each of the present directors expires at the Meeting.  The Board presently consists of eight (8) directors and it is intended to elect eight (8) directors for the ensuing year.  The Board was increased from seven (7) to eight (8) directors with the appointment of Ms. Robin Abrams on February 10, 2010.  The Board has been increased to eight (8) members in order to increase the number of unrelated and outside directors available for committee assignments and to augment the existing Board with additional international experience in mobile communications, device manufacturing and software solutions for network operator, enterprise and consumer markets.  Each director elected will hold office until the next annual meeting of shareholders or until his or her successor is elected or appointed, unless his or her office is earlier vacated, in accordance with the By-laws of the Corporation or with the provisions of the Canada Business Corporations Act (“CBCA”).

The Board has adopted a Majority Voting Policy stipulating that shareholders shall be entitled to vote in favour of, or withhold from voting for, each individual director nominee at a shareholders’ meeting.  If the number of Common Shares “withheld” for any nominee exceeds the number of Common Shares voted “for” the nominee, then, notwithstanding that such director was duly elected as a matter of corporate law, he or she shall tender his or her written resignation to the Chair of the Board.  The Governance and Nominating Committee will consider such offer of resignation and will make a recommendation to the Board concerning the acceptance or rejection of the resignation after considering, among other things, the stated reasons, if any, why certain shareholders “withheld” votes for the director, the qualifications of the director and whether the director’s resignation from the Board would be in the best interests of the Corporation.,  The Board must take formal action on the Governance and Nominating Committee’s recommendation within 90 days and announce its decision by press release.  The policy does not apply in circumstances involving contested director elections.

The persons named below will be presented for election at the Meeting as Management’s nominees for the Board, and the proxyholders named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate presenting for election any person other than these nominees but, if for any reason Management does present another nominee for election, the proxyholders named in the accompanying form of proxy reserve the right to vote for such other nominee in their discretion unless the shareholder has specified otherwise in the form of proxy.

The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, all offices of the Corporation now held by each of them, their present principal occupations, their principal occupation within the five preceding years and the number of Common Shares beneficially owned by each, directly or indirectly, or over which each exercises control or direction, as at the date hereof.

Name, Position and Residence	Principal Occupation or Employment	Director Since	No. of Common Shares
Jason W. Cohenour President, CEO and Director Washington, U.S.A.	President and Chief Executive Officer of the Corporation from October 2005 to present; Chief Operating Officer from August 2004 to October 2005	October 2005	199,151	(1)

Gregory D. Aaseny Director British Columbia, Canada	Independent Outside Director; Chief Strategy Officer of PMC-Sierra, Inc. (a broadband communications company) from September 2005 to June 2007; Vice-President and General Manager, Communication Products Division of PMC-Sierra, Inc. from 2004 to September 2005	December 1997	26,600	(2)

Robin A. Abrams Director California, U.S.A.	Independent Outside Director; Interim Chief Executive Officer of ZiLOG Inc. (an embedded solutions company) from August 2006 to February 2007; President and Chief Executive Officer of Firefly Mobile (a mobile communications	February 2010	nil	(3)

Name, Position and Residence	Principal Occupation or Employment	Director Since	No. of Common Shares
	company for the youth market) from June 2004 to July 2006

Paul G. Cataford*b Director Alberta, Canada	Independent Outside Director; President and Chief Executive Officer of Zephyr Sleep Technologies (a developer and manufacturer of sleep-related medical devices) from April 2010 to present; President and Chief Executive Officer of University Technologies International Inc. (a technology transfer and commercialization company) from 2004 to March 2009	July 1998	15,898	(4)

Charles E. Levine*y b Chairman and Director California, U.S.A.	Independent Outside Director	May 2003	26,188	(5)

S. Jane Rowe* Director Ontario, Canada

Independent Outside Director; Senior Vice-President, Teachers’ Private Capital, Ontario Teachers’ Pension Plan from October 2010 to present; Executive Vice-President, Special Accounts Management and Retail Credit Risk of Scotiabank from August 2009 to October 2010; Executive Vice-President, Executive Offices, Scotiabank from August 2008 to August 2009; Executive Vice-President, Domestic Personal Lending and Insurance and President and CEO of Scotia Mortgage Corporation from May 2006 to July 2007, Vice Chairman of Maple Trust Company from May 2006 to July 2007; Vice Chairman of Travelers Leasing Corporation from February 2007 to July 2007; President and Chief Executive Officer of Roynat Capital from August 2004 to May 2006

		March 1998	39,424	(6)

David B. Sutcliffe b Director British Columbia, Canada	Independent Outside Director; Chief Executive Officer of the Corporation from May 1995 to October 2005	June 1995	178,995	(7)

Kent P. Thextony Director British Columbia, Canada	Independent Outside Director; Managing Partner, i-wireless LLC (US based Mobile Virtual Network Operator (“MNVO”)) from November 2006 to present; President and Chief Executive Officer of SEVEN Networks, Inc. (an application software company) from April 2004 to October 2006; Chief Marketing and Products Officer and member of the Board of	March 2005	19,400	(8)

Name, Position and Residence	Principal Occupation or Employment	Director Since	No. of Common Shares
Directors of O2 PLC (a European Mobile Operator, now part of Telefonica) from November 2001 to March 2004

Notes:

*	Member of the Audit Committee.
y	Member of the Human Resources Committee (the “HR Committee”).
b	Member of the Governance and Nominating Committee (the “GN Committee”).

(1)

Excludes options to purchase an aggregate of 364,252 Common Shares at prices ranging from US$3.98 per Common Share to US$17.81 per Common Share. Excludes unvested restricted share units (“RSUs”) of 159,508 Common Shares.

(2)	Excludes options to purchase an aggregate of 26,911 Common Shares at prices ranging from Cdn$4.95 per Common Share to Cdn$19.70 per Common Share. Excludes unvested RSUs of 9,991 Common Shares.

(3)	Ms. Abrams was appointed to the Board on February 10, 2010 and has not been granted any stock options or RSUs.

(4)	Excludes options to purchase an aggregate of 26,911 Common Shares at prices ranging from Cdn$4.95 per Common Share to Cdn$19.70 per Common Share. Excludes unvested RSUs of 9,991 Common Shares.

(5)	Excludes options to purchase an aggregate of 36,911 Common Shares at prices ranging from US$3.98 per Common Share to US$17.81 per Common Share. Excludes unvested RSUs of 9,991 Common Shares.

(6)	Excludes options to purchase an aggregate of 26,911 Common Shares at prices ranging from Cdn$4.95 per Common Share to Cdn$19.70 per Common Share. Excludes unvested RSUs of 9,991 Common Shares.

(7)	Excludes options to purchase an aggregate of 26,911 Common Shares at prices ranging from Cdn$4.95 per Common Share to Cdn$19.70 per Common Share. Excludes unvested RSUs of 9,991 Common Shares.

(8)	Excludes options to purchase an aggregate of 26,911 Common Shares at prices ranging from Cdn$4.95 per Common Share to Cdn$19.70 per Common Share. Excludes unvested RSUs of 9,991 Common Shares.

None of the nominees for election as a director is, as at the date of this Information Circular, or has been, within ten (10) years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a)          (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation which, in each case, was in effect for a period of more than 30 consecutive days (each, an “order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)         while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)          has, within the ten (10) years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Approval of the Continuation and Amendment and Restatement of the Stock Option Plan

Background

The shareholders and directors of the Corporation have previously approved the current Amended and Restated 1997 Stock Option Plan (the “1997 Plan”) under which directors, officers and employees of the Corporation may be granted options to acquire Common Shares.  The Corporation adopted and Shareholders approved the 1997 Plan on February 14, 1997 and it was amended with Shareholder approval on November 11, 1998, May 17, 1999, May 5, 2000, April 20, 2001, April 18, 2002, April 25, 2005 and May 1, 2008.  The principal purpose of the 1997 Plan is to provide incentives to attract, retain and motivate high-calibre persons whose contributions are important to the success of the Corporation.

The material terms of the 1997 Plan are as follows:

•      the number of outstanding options under the 1997 Plan, as of April 1, 2011, is 2,488,506, representing 7.96% of the issued and outstanding Common Shares as of such date;

•      employees and independent contractors of the Corporation not working less than 20 hours per week, outside directors, and consultants to the Corporation in respect of whom the Company is permitted to grant options are eligible to participate in the 1997 Plan;

•      the 1997 Plan reserves for issuance of the lesser of (a) a rolling maximum of 10% of the issued and outstanding Common Shares from time to time; or (b) 7,000,000 Shares, (representing 3,125,030 Common Shares currently available for issue under the 1997 Plan without first obtaining shareholder approval);

•      the number of Common Shares:  (i) issuable to insiders of the Corporation shall not exceed 10% of the issued and outstanding Common Shares, and (ii) issued to insiders of the Corporation, within any one-year period, shall not exceed 10% of the issued and outstanding Common Shares;

•      the number of Common Shares issued to any one person shall not exceed 5% of the issued and outstanding Common Shares;

•      the number of Common Shares issued to any one insider of the Corporation and such insider’s associates, within a one-year period, shall not exceed 5% of the issued and outstanding Common Shares;

•      the number of Common Shares issued to outside directors of the Corporation shall not exceed 1% of the issued and outstanding Common Shares and the equity award value of grants of options to outside directors shall not exceed $100,000 per year per outside director;

•      the exercise price for options under the 1997 Plan is to be determined by a committee appointed by the Board (the “Committee”) or, if no committee is appointed, the Board, but shall not be less than the closing market price of the Common Shares on the Toronto Stock Exchange (“TSX”) (in respect of Canadian participants) and the Nasdaq Global Market (“NASDAQ”) (in respect of all other participants) on the date of the grant of the options;

•      the options will become vested and exercisable as to 12/48ths of its Common Shares on the first anniversary of the start vesting date determined by the Committee, and vested and exercisable with respect to an additional 1/48th of the Common Shares at the end of each successive month thereafter;

•      options may be exercised until the expiration date specified in the stock option certificate, which shall be set by the Committee.  Effective March 1, 1999, the expiration date cannot be more than 5 years from the date of grant.  Prior to March 1, 1999, the expiration date could not be more than 10 years from the date of grant.  If, at the expiration date, the trading of Common Shares is restricted under the insider trading policy or any other policy of the Corporation, then the expiration date shall be deemed to be the 10th business day following the expiry of such restriction;

•      if a participant’s employment is terminated the participant may exercise his or her options no later than:  (i) three months after the date of termination in the case of a termination of employment for any reason other than death or disability; and (ii) no later than 12 months after the date of termination in respect of a termination of employment due to death or disability, in each case to the extent that the participant’s options would have been vested and exercisable on the date of termination;

•      options granted under the 1997 Plan are not transferable or assignable, except to immediate family members or to a corporation of which a participant is the sole shareholder;

•      the Board shall have the power to, without shareholder approval, at any time and from time to time, either prospectively or respectively, amend, suspend, or terminate the 1997 Plan or any option granted under the 1997 Plan, including, without limiting the generality of the foregoing, changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in the 1997 Plan, and changes regarding the vesting of options; provided, however that:

(a)   such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(b)   no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of an optionee with respect to any then outstanding Option, as determined by the Board acting in good faith, without his or her consent in writing;

(c)   the Board shall obtain shareholder approval of the following:

(i)            any amendment to the maximum number of Common Shares specified in section 2.1 of the 1997 Plan in respect of which options may be granted under the Plan (other than pursuant to section 2.2 of the 1997 Plan);

(ii)           any amendment that would reduce the exercise price of an outstanding option (as defined in applicable securities laws), other than pursuant to section 2.2 of the 1997 Plan;

(iii)          any amendment that would extend the term of any option granted under the 1997 Plan beyond the expiration date;

(iv)          any cancellation and re-issue of options;

(v)           any amendments to eligible participants that may permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on outside director participation;

(vi)          any amendment which would permit options granted under the 1997 Plan to be transferable or assignable other than for normal estate settlement purposes; and

(vii)         any amendment to section 6.1(c) of the 1997 Plan.

•      there are provisions for adjustment in the number of Common Shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in the Company’s corporate structure or capitalization.

Proposed Amendment to the 1997 Plan

Re-Approval of Rolling Plan

The 1997 Plan is a “rolling” plan as described in section 613 of the TSX Company Manual, and as such, the Corporation must obtain shareholder approval for the 1997 Plan every three years in accordance with

TSX policies.  At the Meeting, or any adjournment thereof, shareholders of the Corporation will be asked to consider, and if deemed advisable, pass with or without variation, an ordinary resolution re-approving the “rolling” plan.

In the event that the resolution re-approving the “rolling” plan is not passed by the requisite number of votes cast at the Meeting, the Company will not have an operative stock option plan and therefore the Board will not be able to issue additional stock options until such time as another stock option plan is created and approved, and may consequently have difficulty attracting and retaining high calibre personnel.  Options previously allocated under the 1997 Plan will continue unaffected by the disapproval of the resolution; however previously granted options will not be available for re-allocation if they are cancelled prior to exercise.

The Board of Directors would like to amend the 1997 Plan to ensure continuity with the existing plan.  The proposed amendments to the 1997 Plan are indicated in the copy of the 1997 Plan attached to this Information Circular as Appendix A.  The proposed amended and restated 1997 Plan must be approved by a majority of not less than 50% of the votes cast by shareholders who, being entitled to do so, vote in person or by proxy on the resolution.  The full text of the resolution to amend the 1997 Plan is set out in Appendix B to this Information Circular.

Proposed Amendments

We intend to revise the 1997 Plan (the “Amended Plan”) in the following respects:

1.             as a result of proposing the 2011 Treasury Based Restricted Share Unit Plan (the “Treasury RSU”), certain “caps” or the maximum number of Shares that are reserved for issuance under the 1997 Plan to certain persons including, without limitation, insiders and outside directors, require amendment to ensure that the existing “caps” include all Common Shares to be issued under the Amended Plan and the Treasury RSU.  The “caps” or maximum number of Shares will not increase as a result of the proposed Treasury RSU.  Simply, the existing caps will now restrict the number of Common Shares that can be issued to certain persons under both the Amended Plan and the Treasury RSU; and

2.             to conform the 1997 Plan with industry best practices including, without limitation, by incorporating definitions for Insider and Security Based Compensation Arrangements, modifying the definition of Outside Director and providing an additional restriction to the amendment provisions.

Recommendation of the Board of Directors

The proposed amendments to the 1997 Plan are indicated in the copy of the Amended Plan attached to this Information Circular as Appendix A.  The proposed Amended Plan must be approved by a majority of not less than 50% of the votes cast by shareholders who, being entitled to do so, vote in person or by proxy on the resolution.  The Corporation has been advised that the directors and senior officers of the Corporation intend to vote all common shares held by them in favour of the Amended Plan.

The Corporation has unanimously concluded that the Amended Plan is in the best interests of the Corporation and its shareholders and recommends that shareholders vote IN FAVOUR of the resolution approving the Amended Plan.

Approval of the 2011 Treasury Based Restricted Share Unit Plan

Background

The Corporation intends to implement a treasury based restricted share unit plan, designed to further the growth and profitability of the Company by increasing long-term incentives and encouraging Common Share ownership on the part of employees, independent contractors and outside directors of the Corporation and its subsidiaries.  A copy of the 2011 Treasury Based Restricted Share Unit Plan (the “Treasury RSU”) is attached hereto as Appendix C.

Summary of the Treasury RSU

Administered by a committee appointed by the Board (the “Committee”) or, if no committee is appointed, the Board, the Treasury RSU is intended to permit the grant of restricted share units to eligible participants.  The material terms of the Treasury RSU are as follows:

•      employees and independent contractors of the Corporation not working less than 20 hours per week, outside directors, and consultants to the Corporation in respect of whom the Company is permitted to grant options are eligible to participate in the Treasury RSU;

•      the Treasury RSU reserves a maximum of 1,000,000 Common Shares for issuance in connection with vested share units, representing 3.2% of the issued and outstanding Common Shares as of April 1, 2011;

•      the number of Common Shares:  (i) issuable to insiders of the Corporation shall not exceed 10% of the issued and outstanding Common Shares, and (ii) issued to insiders of the Corporation, within any one-year period, shall not exceed 10% of the issued and outstanding Common Shares;

•      the number of Common Shares issued to any one person shall not exceed 5% of the issued and outstanding Common Shares;

•      the number of Common Shares issued to any one insider of the Corporation and such insider’s associates, within a one-year period, shall not exceed 5% of the issued and outstanding Common Shares;

•      the number of Common Shares issued to outside directors of the Corporation shall not exceed 1% of the issued and outstanding Common Shares and the equity award value of grants of options to outside directors shall not exceed $100,000 per year per outside director;

•      on the effective date of each restricted share unit approved for issuance, the restricted share unit will be issued for the fair market value thereof, being the closing market price of the Common Shares on the TSX (in respect of Canadian participants) and NASDAQ (in respect of all other participants) on such date;

•      restricted share units will vest (then called vested share units) 1/3 on each anniversary of the effective date of grant up to and including the third anniversary date;

•      vested share units will be settled by the Company by issuing Common Shares from treasury or paying cash.  Each vested share unit is entitled to one Common Share or cash in lieu;

•      if a participant’s employment is terminated for or without cause, and subject to the discretion of the Committee and the terms of certain employment agreements, all unvested share units will be cancelled.  If a participant’s employment is terminated by reason of death or disability, then the vesting of all outstanding unvested share units shall be accelerated and such units shall become vested share units;

•      restricted share units granted under the Treasury RSU are not transferable or assignable, except to immediate family members or to a corporation of which a participant is the sole shareholder;

•      the Board shall have the power to, without shareholder approval, at any time and from time to time, either prospectively or retrospectively, amend, suspend, or terminate the Treasury RSU, any provisions thereof or any restricted share unit granted under the Treasury RSU, as the Board, in its sole discretion, deems appropriate including, without limiting the generality of the foregoing:

(a)     for the purposes of making formal minor or technical modifications to any of the provisions of the Treasury RSU,

(b)     to correct any ambiguity, defective provision, error or omission in the provisions of the Treasury RSU,

(c)     to change the vesting provisions of restricted share units including, without limitation, any acceleration of vesting provisions; or

(d)     to change the termination provisions of restricted share units or the Treasury RSU which does not entail an extension beyond the original expiry date of the restricted share units;

provided, however that:

(e)     such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(f)      no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of a participant with respect to any then outstanding restricted share unit, as determined by the Board acting in good faith, without his or her consent in writing;

(g)     the Board shall obtain shareholder approval of the following amendments (all section references are to sections in the Treasury RSU):

(i)            to increase the maximum number of Common Shares issuable on the exercise of awards under section 6.1 (other than pursuant to section 10 or section 11);

(ii)           to increase the number of Common Shares issuable to insiders above the restrictions in section 6.2;

(iii)          to extend the expiry date of any outstanding awards;

(iv)          to extend the maximum permitted expiry date under the Treasury RSU beyond five (5) years;

(v)           to cancel and re-issue any awards;

(vi)          to permit share units granted under the Treasury RSU to be transferable or assignable other than for normal estate settlement purposes;

(vii)         to change the definition of participants to permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on outside director participation; and

(viii)        any amendment to Section 12.1(g).

•      there are provisions for adjustment in the number of Common Shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in the Company’s corporate structure or capitalization.

Recommendation of the Board of Directors

The Board of Directors of the Corporation has unanimously concluded that the implementation of the Treasury RSU is in the best interest of the Corporation and its Shareholders, and recommends that Shareholders vote IN FAVOUR of the resolution to adopt the Treasury RSU, which is attached hereto as Schedule D.  The Corporation has been advised that the directors and senior officers of the Corporation intend to vote all Common Shares held by them in favour of the adoption of the Treasury RSU.

CORPORATE GOVERNANCE DISCLOSURE

Introduction

The Corporation’s corporate governance disclosure obligations are set out in National Instrument 58-101 — Disclosure of Corporate Governance Practices, National Policy 58-201 — Corporate Governance Guidelines and Multilateral Instrument 52-110 — Audit Committees.  These instruments set out a series of guidelines and requirements for effective corporate governance (collectively, the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members.  Set out below is a description of the Corporation’s approach to corporate governance in relation to the Guidelines.

1.             Board of Directors

The Board oversees the Corporation’s business and affairs and the conduct of business by senior management and acts in accordance with the CBCA, the Restated Articles of Incorporation and By-laws of the Corporation, all other applicable statutory and legal requirements, the policies of the Corporation, the written mandate of the Board and written mandates of the Board committees and the Corporation’s Code of Business Conduct and Ethics.

The Board presently consists of eight (8) directors.  Information about each of the eight (8) nominee directors can be found on pages 6 and 7 of this Information Circular.

Independence

Acting on the recommendation of the Governance and Nominating Committee, the Board determines whether or not each director is independent.  The Board believes that a substantial majority of its directors must be independent, and that the audit, human resources and governance and nominating committees must consist entirely of independent directors.  Based on information provided by each director, the Board considers all of the relationships each director has with the Corporation against the independence standards described in section 1.4 of National Instrument 52-110 — Audit Committees.  The Board has determined that, of our eight (8) current directors, seven (7) directors, or 88%, being a substantial majority of the Board, are independent directors under the standards described in section 1.4 of National Instrument 52-110 — Audit Committees: Gregory D. Aasen, Robin A. Abrams, Paul G. Cataford, Charles E. Levine, S. Jane Rowe, David B. Sutcliffe and Kent P. Thexton.  Jason W. Cohenour is the Corporation’s President and Chief Executive Officer and is not considered to be independent under these rules.

In addition to the Corporation, the members of our Board are directors of the following reporting issuers:

Director	Reporting Issuer

Robin A. Abrams(1)

HCL Technologies — Bombay Stock Exchange (“BSE”) and National Stock Exchange of India (“NSE”) (Audit and Compensation Committees); Openwave Systems Inc. —NASDAQ (Audit, Nominating and Corporate Governance Committees)

Paul G. Cataford	Hemisphere GPS, Inc. (formerly CSI Wireless Inc.) — Toronto Stock Exchange (“TSX”) (Audit and Governance and Nominating Committees)

Charles E. Levine(1)	Openwave Systems Inc. — NASDAQ (Chairman; Audit,

Compensation Committees); RCN Corporation — NASDAQ (Governance and Nominating and Compensation Committees)

David B. Sutcliffe	Ballard Power Systems Inc. — TSX, NASDAQ (Management Development, Nominating and Compensation Committee)

Kent P. Thexton	Redknee Inc. — TSX (Chairman; Compensation and Nomination Committees)

Notes:

(1)  Ms. Abrams and Mr. Levine serve together on the board of Openwave Systems Inc., however they do not sit on the same committees, other than the audit committee.

Independent Chair

The Board appointed a non-executive, independent director as its Chair to help it function independently of management.  Mr. Levine is an independent director and has been the Chair of the Board since 2007, and he is also the Chair of Openwave Systems Inc.  The Chair of the Board is responsible for the overall leadership and management of the Board.  As set out in the Position Descriptions, the key responsibilities of the Chair of the Board include:

•      Providing leadership to enhance Board effectiveness

•      Managing the activities of the Board and ensuring coordination among committees of the Board

•      Ensuring that the respective roles of the Board and Management are well delineated

•      Acting as a liaison between the Board and Management

•      Ensuring that the Board has the information it needs to be effective

•      Ensuring that the Board monitors the achievement of the aims, strategy and policies of the Corporation

•      Representing the Corporation on particular matters identified by the Board or Management with stakeholders

•      Leading by example and setting a high standard of integrity

Meeting Attendance

For the year ending December 31, 2010 the Corporation held ten (10) Board meetings.  The attendance at meetings of the Board and three standing committees by the directors is summarized below.

Director	Attendance at Board Meetings	Attendance at Standing Committee Meetings
Gregory D. Aasen	10 of 10	HR Committee: 11 of 11

Robin A. Abrams (1)	9 of 10	Not applicable

Paul G. Cataford	10 of 10	Audit Committee: 6 of 6 GN Committee: 3 of 3

Jason W. Cohenour	10 of 10	N/A

Charles E. Levine	10 of 10	GN Committee: 3 of 3 HR Committee: 10 of 11 Audit Committee: 6 of 6

S. Jane Rowe	10 of 10	Audit Committee: 6 of 6

Director	Attendance at Board Meetings	Attendance at Standing Committee Meetings
David B. Sutcliffe	10 of 10	GN Committee: 3 of 3

Kent P. Thexton	10 of 10	HR Committee: 10 of 11

Notes:

(1)     Ms. Abrams was appointed to the Board on February 10, 2010.  In 2010, Ms. Abrams’ initial year as a director, Ms. Abrams was not appointed to any standing committees

It is the practice of the Board for the independent directors to meet without Management at many of the regularly scheduled Board meetings.  For the year ending December 31, 2010, 6 of the ten (10) Board meetings included a meeting of only the independent directors as part of the agenda.  During these sessions, the independent directors discussed the business matters of the Corporation including, among other things, business plans, budgets, expenditures, financial performance, opportunities and business execution and implementation by Management.  As Chair of the Board, Mr. Levine communicates with Management regarding the discussions of the independent directors where appropriate.

Orientation and Continuing Education of Directors

The GN Committee provides leadership for the Board’s director orientation and education programs, solicits input from the Board and ensures that each new director fully understands the role of the Board, the Board committees and his or her responsibilities and liabilities associated with being a director of the Corporation and a member of a committee.  As required, this is accomplished by an orientation program that includes meetings with the Chair of the Board, committee chairs, with members of Management and, where necessary, with industry subject matter experts to better understand the nature and operation of the Corporation’s business and its products and corporate governance.

Each Board member is expected to ensure that his or her knowledge and understanding of the Corporation’s business remains current.  Management makes regular presentations to the Board on the key areas of the Corporation’s business.  Directors are invited to tour the Corporation’s facilities and meet with executive and operational management throughout the term of each director’s tenure.  Directors are encouraged to take professional development courses to enhance their skills as directors, at the Corporation’s expense.

2.             Role of the Board

Board Mandate

The roles and responsibilities of the Board are set out in the Mandate of the Board, as follows:

The Board of directors of Sierra Wireless will explicitly assume responsibility for the stewardship of the Corporation and, as part of the overall stewardship responsibility, will assume responsibility for the following matters:

(a)                      selecting the CEO for the Corporation, setting the parameters within which the CEO operates, coaching the CEO, setting the CEO compensation and taking remedial action where warranted;

(b)                     monitoring and assessing the performance of the CEO and ensuring that succession planning is in place;

(c)                      approving choices of the CEO for the executive management team, ensuring that appropriate training of the executive management team occurs, monitoring the performance of the executive management, and ensuring that succession planning is in place for executive management positions;

(d)                     to the extent feasible, taking reasonable steps to satisfy itself: (i) as to the integrity of the CEO and executive management; and (ii) that the CEO and executive management create a culture of integrity throughout the Corporation;

(e)                      adopting a strategic planning process for the Corporation and approving, on at least an annual basis, a strategic plan that takes into account an identification of business opportunities and business risks;

(f)                        identifying principal risks of the Corporation’s business and ensuring that the Corporation has in place appropriate systems for risk assessment and risk management;

(g)                     ensuring that the Corporation has in place appropriate systems for internal controls and management information systems, monitoring performance against agreed benchmarks and assuring the integrity of financial reports;

(h)                     adopting a communications policy for the Corporation;

(i)                         developing the Corporation’s approach to corporate governance including developing a set of corporate governance principles and guidelines that are specifically applicable to the Corporation; and

(j)                         providing assurance to shareholders and stakeholders concerning the integrity of the Corporation’s reported financial performance.

The Board shall establish measures to receive feedback from shareholders and stakeholders.  The designated Corporation contacts will be the CEO, the CFO and, where appropriate, the Chair of the Board.

The Board accepts full responsibility for its own growth and development, education and training, conduct and discipline of individual members and for regular performance reviews and relevant actions.

The Board shall be convened not less frequently than five times per year.  Individual Board members are expected to attend all meetings in their entirety, to prepare as directed by the published agenda, and to serve on committees as appropriate/ requested.

The GN Committee is responsible for reviewing and assessing the adequacy of the Board Mandate on an annual basis.

The aforementioned Mandate of the Board and the full text of the Mandates for the three standing committees of the Board are posted on the Corporation’s website at http://www.sierrawireless.com/AboutUs/investorinformation/boardofdirectorsgovernance.aspx:

•                  Mandate – GN Committee

•                  Mandate – Audit Committee

•                  Mandate – HR Committee

Position Descriptions

The Board has adopted and approved written Position Descriptions for the Chair of the Board and the chair of each standing committee of the Board as follows:

•                  Position Description – Chair, GN Committee;

•                  Position Description – Chair, Audit Committee;

•                  Position Description – Chair, HR Committee.

Each committee chair Position Description sets out the qualifications to be met to be appointed chair of the particular committee and the responsibilities and specific duties of the chair.

The full text of the Position Descriptions for the Chair of the Board and for the chair of each of the above three standing committees are posted on the Corporation’s website at http://www.sierrawireless.com/en/AboutUs/investorinformation/boardofdirectorsgovernance.aspx

Oversight of the CEO

The CEO is appointed by the Board and is responsible for managing the affairs of the Corporation.  His key responsibilities involve articulating the vision for the company, focusing on creating value for shareholders and developing and implementing a strategic plan that is consistent with the corporate vision.

In addition, the Board and the CEO have developed, and the Board has approved, a Position Description for the CEO of the Corporation, setting out the duties, roles and responsibilities of the CEO, including the following:

•                  Developing, implementing and assessing the effectiveness of corporate strategy and business plans.

•                  Providing executive leadership to the Corporation and achieving the results targeted in the corporate strategy and business plans.

•                  Representing the Corporation in communications with stakeholders including shareholders, customers, suppliers, partners, employees, governments, regulators, industry, community and others.

•                  Recruiting, retaining, assessing the performance of and developing a high caliber executive team, key employees and their successors.

•                  Establishing and maintaining corporate policies and culture, leading by example and setting a high standard of integrity in all aspects of the business.

Strategic Planning

Management is responsible for developing the strategic plan, which it presents to the Board each year for approval.  During 2010, the Board held two special meetings during the year to specifically discuss the strategic plan and other strategic issues such as corporate opportunities and the main risks facing our business. Performance against the strategic plan and other strategic issues are discussed at each Board meeting.

Managing and Assessing Risk

Risk can take different forms, including operating risk, financial risk, governance risk, environmental risk, compliance risk and strategic risk.  The risks facing the Corporation and its operations can result from factors that are both external and internal to the Corporation.

During 2010, the Corporation hired a Director of Risk Management who is responsible for providing assurance to the Board and senior management that the company’s systems of governance, risk management and compliance are effective and high-performing.  The Director of Risk Management reports directly to the Chair of the Audit Committee.

We use an enterprise risk management process to effectively identify, assess, prioritize and manage risk, and to provide comprehensive reporting to the audit committee and the Board.

Our enterprise risk management framework is a broadly focused systematic approach to assessing, analyzing, evaluating, reporting and monitoring significant risks facing the Corporation.

Our risk management committee is chaired by the Director of Risk Management and is comprised of members of the senior management team.  The risk management committee oversees key processes related to the identification, prioritization and mitigation of key risks where applicable.

Internal Controls

The Board and Audit committee are responsible for monitoring the integrity of our internal controls and management information systems.

The audit committee is responsible for overseeing the process for ensuring that the Company has effective internal controls, including controls over accounting and financial reporting systems.  The Director of Risk Management provides reports to the Audit Committee on internal controls and compliance at least twice per year.

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting to provide reasonable assurance that the reporting of our financial information is reliable and accurate, our transactions are appropriately accounted for and the Corporation’s assets are safeguarded.  During the year, management evaluated the effectiveness of our internal controls over financial reporting and concluded the internal controls over financial reporting were effective as at December 31, 2010.

3.             Board Committees

The Board carries out its responsibilities directly and through its committees, which make recommendations to the Board for approval.  The Board has three standing committees, all of which are comprised of independent directors:

•                  Governance and nominating committee

•                  Human resources committee

•                  Audit committee

Governance and Nominating Committee

The GN Committee is comprised of three (3) directors: Messrs. Cataford (Chair of the GN Committee), Levine and Sutcliffe, all of whom are independent directors as defined in NI 52-110.

The GN Committee regularly reviews the skills and experience of the Board to ensure a breadth of experience and talent that most fully supports the goals of the Corporation to build shareholder value.  The Board recruits new directors on an “as-needed” basis and it is the responsibility of the GN Committee to identify, evaluate and recommend nominees to the Board.  In identifying new candidates for nomination to the Board, the GN Committee, with the assistance of the Board members, defines the particular attributes required of each new director, after considering the strategic plans of the Corporation and the competencies and skills of the existing directors.  In general terms this takes into consideration knowledge of the industry and business, professional background of the individual and how that would fit with the competencies and skills of the existing directors, the integrity of the candidate, corporate governance experience and the ability to make the appropriate time commitment.

The responsibilities, powers and operation of the GN Committee are set out in the Mandate of the GN Committee.  In addition to responsibilities under its Mandate, the GN Committee carried out the following activities during 2010:

•                  Formed a nominating sub-committee comprised of Messrs. Cataford and Levine to identify, evaluate and recommend the appointment of Ms. Abrams as a director of the Corporation.  Ms. Abrams was appointed to the Board in February 2010.  The Board felt that Ms. Abram’s skill set and business experience was a very good fit with the requirements of the position, including: international business experience; industry knowledge; public company experience and independence

•                  Reviewed all mandates, position descriptions and policies resulting in amendments to same to be presented to the Board for approval in 2011

•                  Received educational updates on emerging governance trends from Canadian and U.S. counsel

Human Resources Committee

The HR Committee is comprised of three (3) directors, Messrs. Aasen (Chair of the HR Committee), Levine and Thexton, all of whom are independent directors as defined in NI 52-110.  The Mandate of the HR Committee prohibits a director from serving as a member of the HR Committee if that director has been in the past three years, or is currently, part of an interlocking directorate in which he serves on the compensation committee of another company and any director of the Corporation is an employee of such other company.  The mandate of the HR Committee requires that a non-management executive session be held at each meeting.

The responsibilities, powers and operation of the HR Committee are set out in the Mandate of the HR Committee.  In addition to responsibilities under its Mandate, the HR Committee carried out the following activities during 2010:

•              Reviewed the executive compensation report received from Towers Watson to ensure that our compensation levels remain competitive

•              Reviewed and recommended changes to base salary and determined short and long-term incentive plan awards for the CEO, CFO and other executives

Other Standing Board Committees

Disclosure concerning the Board’s Audit Committee is set out in the Corporation’s Annual Information Form for the financial year ended December 31, 2010 (the “AIF”) under the heading “AUDIT COMMITTEE”.  The AIF is available on SEDAR at www.sedar.com.

4.                                     Governance Policies, Standards and Practices

Code of Business Conduct

The Board has adopted a written Code of Business Conduct (the “Code”) which sets out the standards of business practice and principles of behaviour that support our commitment to conduct business ethically, honestly and in full compliance with all applicable laws and regulations.  The Code applies to every director, officer, employee and contractor of the Corporation and its subsidiaries.  The Code states the Corporation’s commitment to conducting business in accordance with the highest standards of business conduct and ethics and is designed to work in conjunction with the Corporation’s Procedures for

Reporting Concerns to the Audit Committee, Insider Trading Policy, Disclosure Policy, Privacy Policy, Information Security Policy, Harassment Prevention Policy, Conflict of Interest and Confidentiality Agreements executed by each employee and Employee Policy and Procedure Manual.  In addition, each director, officer, employee and contractor of the Corporation executes our Conflict of Interest Agreement, Confidentiality Agreement and Harassment Prevention Policy at the time of first hire or engagement.

The Code is reviewed annually by the GN Committee and updates, as required, are approved by the Board.  In March 2011, the Code was updated and approved by the Board.

The Board has delegated oversight of compliance with the Code to the Audit Committee.  All employees and directors are required to certify their compliance with the Code on an annual basis.  In addition, all new hires are required to certify that they have “read and understood” the Code.

As required by the Code and the CBCA, each director and officer is required to disclose to the Corporation, in writing, the nature and extent of any interest he or she has in each material contract or material transaction made or proposed with the Corporation.  Our Code requires that each director and officer make this disclosure in an appropriate and timely manner, as required by law.  Under the CBCA, the director who is required to make such a disclosure may not vote on any resolution to approve the contract or transaction, except in certain, limited circumstances.

The full text of the Code is filed on SEDAR at www.sedar.com and is posted on the Corporation’s website at http://www.sierrawireless.com/AboutUs/investorinformation/boardofdirectorsgovernance.aspx.  Under the Code, all suspected or potential violations of the Code must be reported (openly or on a confidential, anonymous basis) to an executive officer of the Corporation, the Vice President, Human Resources of the Corporation or to the Audit Committee.  Questions regarding the Code may be addressed to the Vice President, Human Resources or any member of senior management.  Violations of the Code will not be tolerated; the Code describes the sanctions for any violation. Any whistleblower activity is monitored by the Audit Committee and is reviewed quarterly as per the Audit Committee’s mandate.

As a reporting issuer, the integrity of our financial information is of paramount importance.  The Corporation’s Procedures for Reporting Concerns to the Audit Committee sets out the procedures to address any complaints by employees or contractors of the Corporation concerning our accounting practices, internal controls or auditing matters and includes direct reporting (openly or anonymously) to the Chair of the Audit Committee. Any concerns related to these matters are monitored by the Audit Committee and reviewed quarterly in accordance with the Audit Committee’s mandate.

For the financial year ended December 31, 2010, no waivers from the Code were requested by any director or executive officer and, accordingly no material change reports were filed in this regard.

The Board believes that, through its structure, policies and actions, it holds itself to a very high standard, which sets a strong “tone at the top” for promoting ethical business conduct.

Disclosure Policy

We are committed to communicating openly and in a timely manner with shareholders, employees and the public.

Our disclosure committee is made up of members of senior management and is responsible for:

•                  Reviewing all news releases and public filings containing material information prior to their release and ensuring the information is timely, informative and accurate;

•                  Ensuring that information is disseminated in accordance with all applicable legal and regulatory requirements;

•                  Evaluating the design and effectiveness of our disclosure controls and procedures to ensure that they continue to provide reasonable assurance that information is gathered accurately and on a timely basis;

•                  Reviewing and updating the disclosure policy, if necessary, and reporting to the governance and nominating committee.

Our website has information for shareholders, investment analysts, the media and the public.  Our CEO and CFO meet regularly with investment analysts and institutional investors.

5.                                      Assessments

The GN Committee evaluates the effectiveness and contribution of the Board, committees of the Board, individual directors, the Chair of the Board and chairs of the committees.  The directors of the Corporation complete, on an annual basis, a board assessment questionnaire in which they provide feedback on the quality of corporate governance by the Board and Management.  The questionnaire covers a variety of issues including the composition of the Board, the effectiveness of the Board and its committees and the quality of the Board’s relationship with Management.  The questionnaire also canvasses opinions with respect to Board composition and number of Board members to ensure that the Board reflects the appropriate breadth of expertise.  In addition, on an annual basis, each director completes a self-assessment questionnaire.  The GN Committee presents a summary of the findings of both questionnaires to the Board and recommends any changes to enhance the performance of the Board.  In addition, each director is privately interviewed by the Chairman to independently review and discuss the director’s opinions as to composition and effectiveness of the Board.

COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This compensation discussion and analysis describes our compensation philosophy, policies and programs and provides details of the compensation earned by our executive officers (“executives”) which include our Chief Executive Officer, Chief Financial Officer, Chief Technology Officer and Senior Vice Presidents.  Our Named Executive Officers (“NEOs”), who are listed in the Summary Compensation Table, include Jason W. Cohenour (President and Chief Executive Officer), David G. McLennan (Chief Financial Officer), Philippe Guillemette (Chief Technology Officer), A. Daniel Schieler (Senior Vice-President and General Manager, Mobile Computing Business Unit) and Didier Dutronc (Senior Vice-President and General Manager, M2M Embedded Solutions Business Unit and Regional Manager, Europe).

Responsibility for Executive Compensation Programs

The HR Committee is responsible for maintaining the integrity of our executive compensation programs, reviewing and approving the Corporation’s executive annual base salary and annual incentive compensation programs. The incentive plans are typically awarded in the form of cash and equity-based compensation arrangements, and are based on the competitive practices of comparable companies and serve to align the interests of the executives with those of the Corporation’s shareholders.  The HR Committee annually undertakes a comprehensive review of compensation plans for the Corporation’s executives. Professional consultants are engaged to assist the HR Committee in such reviews. These consultants utilize published compensation surveys and peer group data to develop comparable compensation benchmarks and advise the HR Committee on the amount and structure of executive compensation arrangements. The HR Committee considers the consultants’ recommendations in its executive compensation determinations.

The HR Committee establishes levels of compensation for the Chief Executive Officer.  The Chief Executive Officer recommends compensation levels for other executives, which are then reviewed, modified as appropriate, and ultimately approved by the HR Committee.  The HR Committee approves the granting of all stock option and restricted share unit (“RSU”) awards.

Objectives of our Executive Compensation Program

The structure of our executive compensation program is designed to compensate and reward executives appropriately.  It is our belief that executive pay should be tied to the creation of long-term value and that incentives should reward performance without encouraging undue risk-taking.  For our executives, a significant portion of their total direct compensation is “at risk” and tied closely to the success of meeting or exceeding the Corporation’s short and long-term objectives.  “At risk” means that the executive will not realize value unless specified goals, which are directly tied to the Corporation’s performance, are achieved.   In 2010, these performance goals, and resulting compensation awards, were largely focused on the Corporation’s business drivers, including revenue growth, improving profitability and executing on key initiatives such as reducing product cost, developing and launching new products, securing new design wins and implementing new systems.

Compensation Philosophy

Our philosophy and objectives regarding compensation are to:

•                  Attract and retain experienced, qualified, capable executives by paying compensation packages that are competitive in the markets in which we compete for executive talent;

•                  Motivate short and long-term executive performance with cash bonuses tied to the achievement of quarterly and annual goals set in the board approved business plan.  In 2010, these goals included revenue growth, improving profitability and executing on key initiatives such as reducing product cost, developing and launching new products, securing new design wins and implementing new systems;

•                  Align our executives’ interest with those of our shareholders by providing our executives with equity-based compensation and requiring them to comply with minimum share ownership guidelines resulting in a sustained ownership position.

Research and Benchmarking

Compensation targets are based upon peer group and compensation survey data of comparable positions at comparable companies, a specific individual’s level of responsibility and experience, and the individual’s influence on the immediate and sustained performance of the Corporation.  Actual compensation awards are determined by a mix of individual, team and corporate performance.

The HR Committee, in consultation with our executive compensation consultant, Towers Watson, established the list of peers we used to assist in a competitive assessment of our executive compensation.  As a publicly traded, global company, we included 17 companies that are similar to us in terms of line of business and size of assets and revenue.  The list of peer group companies was created to ensure that the comparator group was balanced in size and scope of business. The 2010 comparator peer group was:

Adtran Inc.	Lojack Corp
Airvana Inc.	MRV Communications Inc.
Avocent Corp.	Netgear, Inc.
Comtech Telecommunications	Novatel Wireless Inc.
Digi International, Inc.	Openwave Systems Inc.
Ems Technologies Inc.	Palm Inc.
Harris Stratex Networks Inc.	Powerwave Technologies Inc.
Interdigital, Inc.	Viasat Inc.
Intermec Inc.

To assist in setting 2010 executive compensation targets, the HR Committee engaged Towers Watson to conduct an independent executive compensation review and to provide analyses, conclusions and recommendations for the total remuneration and mix of compensation elements for the Corporation’s executives.  Towers Watson’s objectives were to:

•             Review the Corporation’s total direct compensation elements (base salary, cash bonus and equity based incentives) and their mix (percentage of total compensation that each element represented) for executive positions.

•             Assess the competitiveness of the Corporation’s executive compensation as compared to the peer group companies defined by the HR Committee and to the published survey data from companies with projected revenue levels similar to the Corporation.

•              Provide conclusions and recommendations for current and future compensation packages for the Corporation’s executives.

Towers Watson procured relevant compensation data for comparable positions from available disclosures by the peer group companies and market data from published survey sources, as well as their international data sources for comparator positions in Europe.  Based on a combination of the peer group company analysis and survey sources, Towers Watson provided recommendations for the total remuneration and mix of compensation for the Corporation’s executives.

The HR Committee used the Towers Watson analyses to assist in developing the 2010 executive compensation plans.

Elements of Executive Compensation

It is the policy of the Corporation to compensate its executives for performance using base salaries, cash bonuses, equity-based long term incentives and other indirect compensation.  Each of the components is described in detail below:

Compensation Mix

Targets for each element of compensation are based on compensation data for comparable positions at comparable companies, the individual’s level of responsibility and experience, and the individual’s influence on the immediate and sustained performance of the Corporation.  Actual compensation awards are determined by a mix of individual, team and corporate performance.  For 2010, the actual mix of base salary, cash bonus and equity-based long term incentives for our NEOs is as follows:

	Annual Base Salary	Cash Bonus	Total Cash Compensation	Long Term Incentives	Total Direct Compensation
Jason Cohenour	35%	19%	54%	46%	100%
David McLennan	47%	18%	65%	35%	100%
A. Daniel Schieler	52%	30%	82%	18%	100%
Philippe Guillemette	33%	40%	73%	27%	100%
Didier Dutronc	36%	34%	69%	31%	100%

Annual Base Salary

Towers Watson obtained compensation data for salaries of comparable executive positions from published survey data and peer group companies to determine the 50th and 75th percentile as benchmarks.

With the exception of Mr. Schieler, who was on an expatriate assignment with a foreign subsidiary of the Corporation during 2010, the NEOs generally received a modest increase in base salary for 2010 in the range of 0% to 2.5%, consistent with market practices.  This resulted in salaries for this group generally being between the 50th and 75th percentile benchmark.

Quarterly and Annual Cash Bonuses

Quarterly and annual cash bonuses are an integral component of compensation that directly link executive decision making, business execution and performance with the quarterly and annual goals of the Corporation as set out in the board approved business plan.

Based on the executive compensation data provided by Towers Watson, the HR Committee established each executive’s target cash bonus for 2010.  The HR Committee met at the end of each quarter to assess performance and to approve the executive cash bonuses based on the achievement of assigned goals.

The cash bonus for the NEOs is based on attainment of both financial metrics derived from the Corporation’s financial plan (the “Plan”)  approved by the Board prior to the beginning of the year, and the achievement of key corporate milestones (called Management by Objectives or “MBOs”) which are set by the HR Committee at the beginning of each quarter.  The financial metrics are revenue performance relative to Plan, Contribution Margin (“CM”) relative to Plan (applicable to Mr. Schieler only) and non-GAAP earnings from operations (“EOP”) margin relative to a longer term target non-GAAP EOP margin.  In 2010, the target non-GAAP EOP margin was set above the Plan non-GAAP EOP margin, therefore, requiring over-performance to the Plan for this metric in order to achieve target bonus.  In 2010 the MBOs included product cost reduction targets, product development and launch milestones, new design win targets and milestones related to the implementation of new systems.

For the NEOs, excluding Mr. Schieler, 75% of the cash bonus is based on quarterly performance and 25% is based on annual performance.  Mr. Schieler’s cash bonus is based 100% on quarterly performance.

For NEOs, excluding Mr. Schieler, the quarterly cash bonus is based on three equally weighted components:  Revenue performance relative to Plan, non-GAAP EOP margin relative to target EOP margin and MBO attainment.

For Mr. Schieler, the quarterly cash bonus is based on four components that are weighted as follows:  35% based on revenue performance relative to plan, 35% based on contribution margin (CM) performance relative to plan, 15% based on non-GAAP EOP margin relative to target EOP margin and 15% based on MBO attainment.

At the end of each quarter, the NEO’s actual quarterly cash bonus is calculated by multiplying the quarterly cash bonus percentage by the NEO’s target quarterly cash bonus.

The calculation of the quarterly cash bonus percentage for the NEOs, excluding Mr. Schieler, is as follows:

The quarterly cash bonus % for 2010 ranged from 75.8% to 96.9% for NEOs other than Mr. Schieler.

The calculation of the quarterly cash bonus percentage for Mr. Schieler is as follows:

The quarterly cash bonus % for 2010 ranged from 88.1% to 104.2% for Mr. Schieler.

For the NEOs, excluding Mr. Schieler, the annual cash bonus represents 25% of the total target cash bonus for the year and is based on two equally weighted components:  Annual revenue performance and annual non-GAAP EOP margin performance.  The annual cash bonus is calculated by multiplying the actual cash bonus percentage by the NEO’s target annual cash bonus.  The annual cash bonus percentage is calculated as follows:

The annual cash bonus % for 2010 was 76.6% for NEOs other than Mr. Schieler.

Equity-Based or Long-Term Incentives (“LTIs”)

Equity-based long-term incentives (“LTIs”) are designed to reinforce the connection between executive remuneration and the Corporation’s performance by motivating, retaining and rewarding participants for improving our long-term financial strength, and enhancing shareholder value. Annual LTI awards are based on individual performance, the level of the position and overall market competitiveness.

Towers Watson used published survey data as a benchmark to determine the 50th and 75th percentile estimated value of LTI awards for comparable executive positions.  Based on this data, the HR Committee generally established the target value of LTI awards for 2010 at between the 50th and 75th percentile level of the benchmark.

Annual LTI awards are comprised of a mix of stock options and restricted share units (“RSUs”).  The mix of RSUs and stock options is determined by the HR Committee, taking into consideration, among other things, the number of stock options available for granting.  Once the mix has been determined, the Corporation uses a trailing six (6) month average share price and trailing six (6) month average Black-

Scholes value to calculate the number of RSUs and stock options to issue to each executive based on their approved LTI targets.  Once the number of RSUs and stock options are determined, the fair market value of the RSUs and the exercise price of the stock options are set at the market closing price on the day the options and RSUs are issued.

The 2010 executive LTI awards were issued 50% in the form of RSUs and 50% in the form of stock options.  Executive LTI awards are granted every year in February, after we publicly disclose our results for the previous fiscal year and when we are not in a trading blackout period.  If we are in a trading blackout period, we will make the grants after the trading blackout period has ended.

In 2009 the Corporation did not have an LTI program in place for French participants and as a result, Messrs. Guillemette and Dutronc did not receive LTI awards in 2009.  The French LTI plan was implemented in 2010 and Messrs. Guillemette and Dutronc received LTI awards in excess of the benchmark 75th percentile in recognition of not having received any LTI awards in 2009.

At the request of the HR Committee, Towers Watson conducted a beneficial ownership analysis in 2010.  The analysis included unvested/unexercised equity awards, and total potential future ownership for comparable executive positions.  As a result of this analysis, the Corporation believes that the current LTI plans, together with the proposed treasury based RSU Plan, should enable its executives to reach the peer group 50th percentile benchmark for beneficial ownership over time.

The following describes our equity based long-term incentive plans, being our Stock Option Plan and market-based Restricted Share Unit Plan.

Amended and Restated 1997 Stock Option Plan (the “Stock Option Plan”)(1)

•                  Eligible participants include full-time employees and consultants and outside directors of the Company and its majority-owned subsidiaries.

•                  Stock options have a 5 year term, and vest 12/48th on the first anniversary of the start vesting date, and 1/48th thereafter for each consecutive month.

•                  Employees who are French tax residents may not sell shares acquired on exercise of options before the fourth anniversary of the date of grant.

•                  Stock options have zero value to the recipient unless share price increases compared to the share price on the date of issue.

•                 The number of stock options granted is based on the target dollar value of the award divided by the average Black-Scholes valuation, calculated on the last trading day of each of the six months preceding the date of approval of the grant, based on the closing market price of the Company’s common shares on each such date.

•                  The exercise price is the closing market price of the Company’s common shares on the TSX (in respect of Canadian participants) or NASDAQ stock exchange (in respect of all other participants) on the grant date, which is the date the options are approved by the HR Committee.   If the trading window is closed on the scheduled grant date, stock options are granted at the fair market value of our stock on the first day after the trading window opens on which the TSX and NASDAQ are both open.

(1)          As required by the TSX, the Stock Option Plan is being presented to the shareholders at the Meeting for approval of the continuation and amendment and restatement of the Stock Option Plan.  See pages 9 — 11 in this Circular for further details.

There are additional requirements arising in connection with those employees who are French tax residents.

Restricted Share Unit Plan(2)

•                  Our current RSU plan is market based.  An independent trustee purchases the Company’s common shares, using the Corporation’s cash, on the TSX or NASDAQ and holds such shares in trust until the fixed vesting dates.

•                  Eligible participants include employees and, subject to applicable law, outside directors and non-employee corporate officers.

•                  RSUs vest 1/3 on each anniversary of the effective date of the grant, up to and including the third anniversary date.  Vesting of RSUs for employees who are French tax residents commences on the second anniversary of the effective date of the grant.

•                  On each fixed vesting date, RSUs are settled with the Company’s common shares held by the trustee on the basis of one common share for each restricted stock unit.

•                  The number of RSUs approved for issuance is based on the target dollar value of the award divided by the average closing price of the Company’s common shares on the last trading day of each of the six months preceding the date of approval.

•                  On the effective date of each RSU approved for issuance (being the second business day following the Company’s quarterly or annual earnings release), the restricted share unit is issued for the fair market value thereof, being a price not less than the closing market price of the Company’s common shares on the TSX or NASDAQ on such date.

Retirement Benefits

U.S. 401(k)

The 401(k) program is designed to offer eligible U.S. employees a tax-assisted method of saving for retirement.   The Corporation matches employee contributions up to 3% of gross earnings to the annual allowable maximum.

Canada Registered Retirement Savings Plan

The Canadian Registered Retirement Saving Plan is designed to offer eligible Canadian employees a tax-assisted method of saving for retirement.   The Corporation matches employee contributions up to 3% of earnings to the annual allowable maximum.

France

Sierra Wireless SA contributes to a defined benefit pension plan for personnel in France in accordance with French law by contributing amounts based on salaries to the relevant government agencies. This plan is based on a mandatory and tax assisted contribution of 4% of earnings, which is shared 60% by the Corporation and 40% by the employee.

(2)   A treasury based Restricted Share Unit Plan is being presented to the shareholders for approval at the Meeting.

Minimum Share Ownership Guidelines

In 2007, minimum share ownership guidelines were established for executives.  Each of these individuals is expected to own a minimum number of the Common Shares that is equal to the lesser of:

•                  An amount equal to two (2) times annual base salary in the case of the President and Chief Executive Officer, and an amount equal to one (1) times annual base salary in the case of each other executive, divided by the fair market value of the Common Shares, or

•                  48,000 Common Shares for the President and Chief Executive Officer and 12,000 Common Shares for each other executive.

Existing executives are expected to achieve the share ownership levels within five (5) years from the effective date of May 2, 2007.  Going forward, new executives will have five (5) years from the date of their first appointment to comply with the guidelines.

Failure to meet or maintain these ownership requirements may result in a reduction in future LTI awards and/or other compensation.  There may be instances in which these stock ownership guidelines would place a hardship on the executive.  If such an instance occurs, the Board may consider and approve an alternative stock ownership guideline for that individual, which reflects the intention of these guidelines and the individual’s personal circumstances.  The Corporation expects such instances to be rare.

These guidelines are administered by the GN Committee of the Board.  This committee has the discretion to submit for approval by the Board, and the Board may at any time approve amendments or modifications to these guidelines.

In 2007, minimum share ownership guidelines were established for the members of the Board.  Each director is expected to own a minimum number of Common Shares that is no less than an amount equal to three (3) times the annual board retainer.  Equity ownership consists of a combination of Common Shares and RSUs, using the higher of cost or market.  The annual board retainer does not include meeting fees, committee fees, RSU or stock option awards.

Existing Board members are expected to achieve the share ownership levels within three (3) years from September 6, 2007, the Effective Date of the guideline.  Going forward, new Board members will have three (3) years from their first appointment to comply with the guidelines.

As of December 31, 2010, all of the Board members, except for Ms. Abrams, are in compliance with the guidelines.  Ms. Abrams joined the Board in February 2010 and has until February 2013 to meet the target.

SHARE PERFORMANCE GRAPH

The following graph compares the Corporation’s cumulative shareholder return on a Cdn$100 investment in its Common Shares (made December 31, 2005) to the cumulative return of a comparable investment on S&P/TSX Composite Index.

	Dec 2005	Dec 2006	Dec 2007	Dec 2008	Dec 2009	Dec 2010
Sierra Wireless, Inc.	100.00	127.43	114.69	54.93	86.87	115.46
S&P/TSX Composite Index	100.00	114.51	122.72	79.73	104.20	119.26

Assuming an investment of Cdn. $100 and the reinvestment of dividends

EXECUTIVE COMPENSATION

The following table provides a summary of the compensation earned during each of the last three financial years by the CEO, the CFO and the Corporation’s most highly compensated executive officers other than the CEO and the CFO earning a combined salary and bonus in excess of Cdn$150,000 (each a “Named Executive Officer” and all such officers are hereafter collectively called the “Named Executive Officers” or the “NEOs”).

SUMMARY COMPENSATION TABLE(1)

			Non- equity
			Annual
			Incentive	Share-based	Option-based	All Other	Total
	Fiscal	Salary	Plans	Awards(2)	Awards(3)	Compensation(4)	Compensation
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)
Jason W. Cohenour Chief Executive Officer	2010	$560,285	$305,566	$418,968	$321,016	Nil	$1,605,835
	2009	528,635	316,688	683,079	119,770	Nil	1,648,172
	2008	528,635	329,968	712,388	680,462	Nil	2,251,453

David G. McLennan Chief Financial Officer	2010	302,524	116,233	128,731	96,107	Nil	643,595
	2009	266,433	112,136	372,942	65,389	Nil	816,900
	2008	285,178	125,098	318,373	304,107	Nil	1,032,756

Philippe Guillemette(5) Chief Technology Officer	2010	272,890	173,944	161,353	22,366	78,453	699,311
	2009	229,186	206,683	Nil	Nil	79,115	511,157

August Daniel Schieler Senior Vice-President and General Manager, Mobile Computing Business Unit	2010	317,594	189,595	61,406	47,048	176,853	792,496
	2009	270,985	170,325	223,971	39,266	263,735	968,282
	2008	225,000	167,802	222,453	210,348	Nil	825,603

Didier Dutronc(6) Senior Vice-President and General Manager, M2M Embedded Solutions Business Unit; Regional Manager, Europe	2010	277,514	260,257	192,056	44,727	Nil	774,554
	2009	240,362	78,286	Nil	Nil	210,680	529,328

Notes:

(1)          All dollar amounts in the Summary Compensation Table and footnotes are reflected in U.S. dollars.  The average rates of exchange used to convert Canadian dollar amounts to U.S. dollar amounts for the respective fiscal years were:  2010 – 1.030; 2009 – 1.141; 2008 – 1.066.  The average rate of exchange used to convert Euros to U.S. dollar amounts for the fiscal year 2010 was 1.3261; 2009 – 1.407.

(2)          Share-based awards represent the fair value of RSUs granted in the year under the Restricted Stock Plans. The fair value of the RSUs is based on the closing market price of the Common Shares on the date of grant multiplied by the number of RSUs granted.

(3)          Option-based awards represent the fair value of stock options granted in the year under the Stock Option Plan.  The fair value of stock options granted is calculated using the Black-Scholes valuation model.  Under this method, the weighted average fair value of stock options granted to the NEOs in 2010 was $4.18; 2009 — $1.81; 2008 — $7.39 using the following assumptions:

	2010	2009	2008
Expected dividend yield	0	0	0
Expected stock price volatility	60%	57%	54%
Risk-free interest rate	1.90%	1.84%	3.11%
Expected life of options	4 years	4 years	4 years

There is no dividend yield because the Corporation does not pay, and does not plan to pay, cash dividends on the Common Shares. The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from government bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior.

(4)          All other compensation includes automobile allowances, housing allowances, living allowances, travel allowances, vacation payouts, contributions to retirement savings plans, tax preparation services and “gross ups” related to payment of taxes. Mr. Guillemette’s other compensation includes a housing allowance of $66,777.  Mr. Schieler’s other compensation includes $53,531 for amounts reimbursed for payment of taxes.

(5)          Mr. Guillemette joined the Corporation on February 27, 2009 as a result of the acquisition of Wavecom and was appointed Senior Vice President, Advanced Technology.  Mr. Guillemette’s salary and all other compensation for 2009 include the amounts earned from March 1, 2009 to December 31, 2009.  The average foreign exchange rate used to convert Euros to U.S. dollars for this period was 1.407.  Mr. Guillemette is currently the Chief Technology Officer of the Corporation.

(6)          Mr. Dutronc joined the Corporation on February 27, 2009 as a result of the acquisition of Wavecom and was appointed Senior Vice President, Global Marketing and Regional General Manager of Europe.  Mr. Dutronc’s salary and all other compensation for 2009 include the amounts earned from March 1, 2009 to December 31, 2009.  The average foreign exchange rate used to convert Euros to U.S. dollars for this period was 1.407.  Mr. Dutronc is currently the Senior Vice President and General Manager, M2M Embedded Solutions Business Unit and Regional Manager of Europe.

Incentive Plan Awards

Outstanding Option-based Awards and Share-based Awards

The following table sets forth information concerning unexercised options and RSUs that have not vested for each NEO as of December 31, 2010.  For a discussion of the key terms of the Employee Stock Option Plan and Restricted Stock Plans, refer to the “Compensation Discussion and Analysis” section of this Information Circular.

	Option-based Awards					Share-based Awards
						Number of	Market or
	Number of					Units of	Payout Value of
	Securities				Value of	Common	Share-based
	Underlying	Option			Unexercised	Shares That	Awards That
	Unexercised	Exercise			In-the-Money	Have Not	Have Not
	Options(1)	Price(2)		Option Expiration	Options(4)	Vested(5)	Vested(6)
Name	(#)	($)		Date(3)	($)	(#)	(US$)
Jason W. Cohenour	75,000	US$	12.74	February 6, 2011	$1,047,984	177,598	$2,649,762
	60,000	US$	17.81	May 2, 2012
	92,023	US$	15.75	February 5, 2013
	37,218	US$	3.98	February 13, 2014
	76,863	US$	8.71	February 16, 2015

	Option-based Awards					Share-based Awards
						Number of	Market or
	Number of					Units of	Payout Value of
	Securities				Value of	Common	Share-based
	Underlying	Option			Unexercised	Shares That	Awards That
	Unexercised	Exercise			In-the-Money	Have Not	Have Not
	Options(1)	Price(2)		Option Expiration	Options(4)	Vested(5)	Vested(6)
Name	(#)	($)		Date(3)	($)	(#)	(US$)
David G. McLennan	25,000	Cdn$	14.64	February 6, 2011	325,275	79,121	1,175,738
	30,000	Cdn$	19.70	May 2, 2012
	43,427	Cdn$	15.90	February 5, 2013
	18,642	Cdn$	4.95	February 13, 2014
	23,484	Cdn$	9.11	February 16, 2015
Philippe Guillemette	5,633	US$	8.29	February 26, 2015	37,347	18,525	276,393
A. Daniel Schieler	13,125	US$	12.74	February 6, 2011	237,014	49,274	735,168
	25,000	US$	17.81	May 2, 2012
	28,736	US$	15.75	February 5, 2013
	12,655	US$	3.98	February 13, 2014
	11,265	US$	8.71	February 16, 2015
Didier Dutronc	11,265	US$	8.29	February 26, 2015	74,687	22,050	328,986

Notes:

(1)     Option-based awards vest over four years with 25% vesting after the first year and the remainder vesting monthly thereafter.  None of the unexercised options outstanding have different vesting terms.

(2)     The option exercise price is determined by the closing market price on the date of grant.  The value of the Common Shares on the NASDAQ is used for U.S. and French employees, and the value of the Common Shares on the TSX is used for Canadian employees.

(3)     Options have a term of five (5) years.

(4)     At December 31, 2010 the closing stock price of the Common Shares on the NASDAQ was US$14.92 and on the TSX was Cdn$14.86.

(5)     RSUs vest over three (3) years, in equal amounts on the anniversary date of the date of the grant.  Initial RSU grants were made on May 9, 2007 and subsequent grants on February 5, 2008, February 13, 2009 and February 16, 2010.  Mr. Cohenour also received an additional grant of 50,000 RSUs on August 3, 2007.  On February 16, 2010, Messrs. Cohenour, McLennan, Guillemette, Schieler and Dutronc were issued 48,102, 14,696, 18,525, 7,050 and 22,050 RSUs, respectively.

(6)     The market value of RSUs at December 31, 2010 was calculated using the closing stock price of the Common Shares on the NASDAQ of US$14.92 for Messrs. Cohenour, Guillemette, Schieler and Dutronc; and the closing stock price of the Common Shares on the TSX of Cdn$14.86 for Mr. McLennan translated at the spot foreign exchange rate of 1.00.

Value Vested or Earned During Fiscal 2010

The following table sets forth, for each NEO, the value of stock options and RSUs that vested during 2010, as well as the value of non-equity incentive compensation earned during 2010.

Name	Option-based Awards – Value Vested During 2010(1) (US$)	Share-based Awards – Value Vested During 2010(2) (US$)	Non-Equity Incentive Plan Compensation – Total Value Earned During 2010 (US$)
Jason W. Cohenour	$149,322	$877,152	$305,566
David G. McLennan	62,698	358,301	116,233
Philippe Guillemette	Nil	Nil	173,944
A. Daniel Schieler	48,960	240,301	189,595
Didier Dutronc	Nil	Nil	260,257

Notes:

(1)     This value was determined by calculating the difference between the market price of the underlying securities on the vesting date and the exercise price of the options on the vesting date, multiplied by the number of vested options.  The closing stock price of the Common Shares on the NASDAQ or the Common Shares on the TSX was used for U.S. and Canadian employees respectively.  Canadian dollar values were translated at the spot foreign exchange rates on the specific vesting dates.

(2)              This value was calculated using the closing stock price of the Common Shares on the NASDAQ or the Common Shares on the TSX, for U.S. and Canadian employees respectively, on each vesting date multiplied by the number of shares acquired.  Canadian dollar values were translated at the spot foreign exchange rates on the specific vesting dates.  The closing market prices and spot foreign exchange rates to translate Canadian dollars into U.S. dollars were as follows:

Date	NASDAQ		TSX		Spot FX Rate
February 5, 2010	US$	10.99	Cdn$	11.74	1.07
February 13, 2010	8.71		9.11		1.05
May 9, 2010	7.95		8.13		1.02
August 3, 2010	9.26		9.49		1.02

Termination and Change of Control Benefits

The Corporation has entered into executive employment agreements with each of Messrs. Cohenour, McLennan and Schieler under which each executive has agreed to continue to serve the Corporation in his current office and perform the duties of such office for an indefinite term.  Under the terms of each executive employment agreements, the executive has made commitments in favour of the Corporation, including non-competition and non-solicitation covenants, minimum notice periods in the event of the executive’s resignation and continued service for a minimum period of time in the event of a change of control.  In consideration of the services to be rendered by each executive under each of the executive employment agreements, each executive receives an annual salary and is entitled to participate in the management bonus program and long-term incentive plans of the Corporation and the dental, medical and other benefit plans as may be offered by the Corporation to senior officers from time to time.

In the event of the termination of Messrs. Cohenour, McLennan and/or Schieler’s employment, other than for just cause, disability, death or change of control of the Corporation, the Corporation will provide such executive with working notice equal to 18 months, in the case of Mr. Cohenour, and 12 months, in the case of Messrs. McLennan and Schieler, plus one additional month of working notice for each completed 12 month period of service to the Corporation, up to a maximum of 24 months working notice.  In lieu of working notice the Corporation may elect to provide severance pay or may elect any combination of working notice and severance pay.

In addition, the executive employment agreements for Messrs. Cohenour, McLennan and Schieler provide a “double trigger” approach upon a change of control for severance and accelerated vesting of equity-based awards.  If Messrs. Cohenour, McLennan and/or Schieler’s employment is terminated within 12 months following a change of control, other than for just cause, disability or death (or is terminated by him for “good reason”), the Corporation will provide such executive an amount equal to 24 months compensation, in the case of Mr. Cohenour, and 18 months compensation in the case of Messrs. McLennan and Schieler, and all unvested RSUs and unexercised options, rights and warrants held by such executive shall be deemed to vest and will be exercisable for 90 days following the date of termination.

Messrs. Guillemette and Dutronc have employment agreements in France which do not have specific language beyond the legal requirements. The legal severance payments (collective bargaining) are: 1/3 of monthly average salary (based on the past 12 months actually paid compensation) per year of seniority inside the company, three months paid notice and payment of unused vacations days. The maximum severance payment is 12 months.  There is an additional contractual six month payment for signing the approved non-competition agreement.

DIRECTOR COMPENSATION

As at December 31, 2010, remuneration for directors of the Corporation who were not officers of the Corporation is as follows:

Annual Retainer	US$	25,000

Additional Compensation:
Chairman’s Retainer	US$	25,000
Committee Member	US$	6,000
Committee Chair	US$	6,000

Board or committee meeting – in person	US$	1,500
Board or committee – conference call	US$	500

Directors are limited to one meeting participation fee payable per calendar day. All directors are reimbursed for travel and other reasonable expenses incurred in attending Board or committee meetings or while engaged in other Corporation or Board business.

All non-Management directors are eligible to participate in the Stock Option Plan and the Restricted Stock Plans. All of the non-management directors, with the exception of David B. Sutcliffe, who served as the Corporation’s CEO from May 1995 to October 2005, were independent directors of the Corporation at the time the options were granted.  Executive officers of the Corporation are not permitted to receive any compensation, including stock options, to which they might be otherwise entitled only by virtue of being directors of the Corporation.

The following table sets forth the total compensation and benefits for our non-employee directors for fiscal 2010.

Name	Fees Earned or Paid in Cash(1) (US$)	Share-based Awards(2) (3) (US$)	Option-based Awards(2) (4) (US$)	Total (US$)
Gregory D. Aasen	$59,000	$37,999	$28,369	$125,368
Robin A. Abrams(5)	125,000	Nil	Nil	125,000
Paul G. Cataford	65,500	37,999	28,369	131,868
Charles E. Levine (Chairman)	88,000	37,784	28,951	154,735
S. Jane Rowe	55,000	37,999	28,369	121,368
David B. Sutcliffe	46,500	37,999	28,369	112,868
Kent Thexton	55,500	37,999	28,369	121,868

Notes:

(1)          Non-employee director fees are based in U.S. dollars.

(2)          Mr. Levine’s share-based and option-based awards are denominated in U.S. dollars.  All other non-employee director’s awards are denominated in Canadian dollars and translated into U.S. dollars at the exchange rate on the date of grant of 1.04.

(3)          Mr. Aasen, Mr. Cataford, Mr. Levine, Ms. Rowe, Mr. Sutcliffe and Mr. Thexton each received 4,338 RSUs on February 16, 2010.  On this date, the closing price of the Common Shares on the NASDAQ was US$8.71 and the closing stock price of the Common Shares on the TSX was Cdn$9.11.

(4)          Mr. Aasen, Mr. Cataford, Mr. Levine, Ms. Rowe, Mr. Sutcliffe and Mr. Thexton each received 6,932 option-based awards on February 16, 2010.  The fair value at grant date was calculated using the Black-Scholes option pricing model as discussed in note 3 of the “Summary Compensation Table” in this Information Circular.  The fair value on February 16, 2010 was US$4.18 or Cdn$4.26.

(5)          In her transition to the Board, a special arrangement was made with Ms. Abrams.  We expect to make share-based and option-based awards to her during 2011 and she will be required to comply with the minimum share ownership guidelines.

The following table sets forth the outstanding option-based awards and share-based awards for our non-employee directors as at December 31, 2010.

	Option-based Awards					Share-based Awards
						Number of
	Number of				Value of	Units of	Market or Payout
	Securities				Unexercised	Common	Value of Share-
	Underlying	Option			In-the-	Shares That	based Awards
	Unexercised	Exercise			Money	Have Not	That Have Not
	Options(2)	Price(3)		Option Expiration	Options(5)	Vested(6)	Vested(7)
Name(1)	(#)	($)		Date(4)	($)	(#)	(US$)
Gregory D. Aasen	10,000	Cdn$	14.64	February 6, 2011	$74,821	10,997	$163,415
	5,000	Cdn$	19.70	May 2, 2012
	5,747	Cdn$	15.90	February 5, 2013
	3,306	Cdn$	4.95	February 13, 2014
	6,932	Cdn$	9.11	February 16, 2015
Paul G. Cataford	10,000	Cdn$	14.64	February 6, 2011	74,821	10,997	163,415
	5,000	Cdn$	19.70	May 2, 2012
	5,747	Cdn$	15.90	February 5, 2013
	3,306	Cdn$	4.95	February 13, 2014
	6,932	Cdn$	9.11	February 16, 2015
Charles E. Levine	10,000	US$	12.74	February 6, 2011	101,015	10,997	164,075
	10,000	US$	17.20	June 2, 2011
	5,000	US$	17.81	May 2, 2012
	5,747	US$	15.75	February 5, 2013
	3,306	US$	3.98	February 13, 2014
	6,932	US$	8.71	February 16, 2015
S. Jane Rowe	10,000	Cdn$	14.64	February 6, 2011	74,821	10,997	163,415
	5,000	Cdn$	19.70	May 2, 2012
	5,747	Cdn$	15.90	February 5, 2013
	3,306	Cdn$	4.95	February 13, 2014
	6,932	Cdn$	9.11	February 16, 2015
David B. Sutcliffe	10,000	Cdn$	14.64	February 6, 2011	74,821	10,997	163,415
	5,000	Cdn$	19.70	May 2, 2012
	5,747	Cdn$	15.90	February 5, 2013
	3,306	Cdn$	4.95	February 13, 2014
	6,932	Cdn$	9.11	February 16, 2015
Kent Thexton	10,000	Cdn$	14.64	February 6, 2011	74,821	10,997	163,415
	5,000	Cdn$	19.70	May 2, 2012
	5,747	Cdn$	15.90	February 5, 2013
	3,306	Cdn$	4.95	February 13, 2014
	6,932	Cdn$	9.11	February 16, 2015

Notes:

(1)              Ms. Abrams does not have any outstanding option-based or share-based awards as at December 31, 2010 as Ms. Abrams was not granted any option-based or share-based awards during 2010.

(2)              Option-based awards vest over four years with 25% vesting after the first year and the remainder vesting monthly thereafter.  None of the unexercised options outstanding have different vesting terms.

(3)              Option exercise price is determined by the closing market price on the date of grant.  The value of the Common Shares on the NASDAQ is used for Mr. Levine, and the value of the Common Shares on the TSX is used for the other non-employee Canadian directors.

(4)              Options have a term of five (5) years.

(5)              At December 31, 2010 the closing stock price of the Common Shares on the NASDAQ was US$14.92; and on the TSX was Cdn$14.86.

(6)              RSUs vest over three (3) years, in equal amounts on the anniversary date of the date of the grant.  Each non-employee director was granted 2,000 RSUs on May 9, 2007, 2,825 RSUs on February 5, 2008, 8,575 RSUs on February 13, 2009 and 4,338 RSUs on February 16, 2010.

(7)              The market value of RSUs that have not vested at December 31, 2010 was calculated using the closing stock price of the Common Shares on the NASDAQ of US$14.92 for Mr. Levine; and the closing stock price of the Common Shares on the TSX of Cdn$14.86 for the other non-employee Canadian directors translated at the spot foreign exchange rate of 1.00.

The following table sets forth the amounts that each non-employee director would have earned during the year if the stock options that vested were exercised as well as the value realized upon vesting of RSUs during 2010.

Name	Option-based Awards – Value Vested During 2010(1) (US$)	Share-based Awards – Number of Common Shares Acquired on Vesting During 2010(2) (#)	Share-based Awards – Value Vested During 2010(3) (US$)
Gregory D. Aasen	$6,255	4,467	$40,449
Robin A. Abrams	Nil	Nil	Nil
Paul G. Cataford	6,255	4,467	40,449
Charles E. Levine	7,462	4,467	40,549
S. Jane Rowe	6,255	4,467	40,449
David B. Sutcliffe	6,255	4,467	40,449
Kent Thexton	6,255	4,467	40,449

Notes:

(1)              The value of option-based awards that vested during the year was calculated using the closing stock price of the Common Shares on the NASDAQ or the Common Shares on the TSX, for U.S. and Canadian directors respectively, on each vesting date multiplied by the number of vested options.  Canadian dollar values were translated at the spot foreign exchange rates on the specific vesting dates.  All option-based awards vested when the market price was less than the exercise price, and therefore, a market value of zero was assigned to those options on the vesting date.

(2)              RSUs vest over three (3) years, in equal amounts on the anniversary date of the date of the grant.  On May 9, 2007, all non-employee directors were granted 2,000 RSUs of which 667 RSUs vested on May 9, 2010.  On February 5, 2008, all non-employee directors received 2,825 RSUs of which 942 vested on February 5, 2010.  On February 13, 2009, all non-employee directors received 8,575 RSUs of which 2,858 vested on February 13, 2010.  On February 16, 2010, all non-employee directors received 4,338 RSUs, none of which had vested during 2010.

(3)              The value earned upon vesting was calculated by multiplying the closing market price on the date of vesting of by the units acquired for the U.S. and Canadian based non-employee directors respectively. The closing market prices and spot foreign exchange rates to translate Canadian dollars into U.S. dollars were as follows:

Date	NASDAQ		TSX		Spot FX Rate
February 5, 2010	US$	10.99	Cdn$	11.74	1.07
February 13, 2010	8.71		9.11		1.05
May 9, 2010	7.95		8.13		1.02

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, there is no material indebtedness outstanding to the Corporation or any of its subsidiaries owed by any current and former officers, directors and employees of the Corporation and its subsidiaries.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, no informed person (as that term is defined in National Instrument 51-102 – Continuous Disclosure Obligations), proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes, as at December 31, 2010, the securities authorized for issuance under the Stock Option Plan.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights		(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
Equity compensation plans approved by securityholders (1)	2,259,728	Cdn$	12.51	862,551
		US$	12.54
Equity compensation plans not approved by securityholders	Nil	Nil		Nil
Total	2,259,728	Cdn $	12.51	862,551
		US$	12.54

Note:

(1)          These securities represent Common Shares issuable upon the exercise of stock options granted under the Stock Option Plan.  Under the Stock Option Plan, the maximum number of Common Shares available for issue under the plan is the lesser of (a) a rolling number equal to 10% of the number of issued and outstanding Common Shares from time to time, or (b) 7,000,000 Common Shares.  As of April 1, 2011, the Corporation had 2,488,506 options issued and outstanding under the Stock Option Plan.  As at December 31, 2010, the weighted average remaining term of the options outstanding was 2.4 years.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains directors’ and officers’ liability insurance in the aggregate amount of US$35 million, subject to a deductible in respect of corporate reimbursement of US$500,000 for each loss related to securities or entity related claims or US$250,000 for non-securities related claims.

In the year ended December 31, 2010, the aggregate amount charged against earnings by the Corporation for the premium paid in respect of such insurance was approximately US$650,500.  The policy does not specify that any part of the premium is paid in respect of either directors as a group or officers as a group.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s consolidated financial statements and Management’s Discussion and Analysis for its most recently completed financial year.  The consolidated financial statements of the Corporation for the fiscal year ended December 31, 2010, together with the auditor’s report on these statements, will be placed before shareholders at the Meeting.  These financial statements form part of the accompanying annual report.

The Corporation will provide, upon request to the Corporate Secretary by a shareholder, the Corporation’s Annual Report that includes the consolidated financial statements and Management’s Discussion and Analysis for its most recently completed financial year together with the accompanying report of the Corporation’s auditor.

GENERAL

All matters referred to herein for approval by the shareholders require a simple majority of the shareholders voting, in person or by proxy, at the Meeting.

The Corporation knows of no other matters to be submitted to the Meeting.  If any other matters properly come before the Meeting, the persons named in the accompanying form of proxy will vote the Common

Shares represented by the proxy as the Board may recommend or as the proxyholders, acting in their sole discretion, may determine.

The contents and sending of this Information Circular have been approved by the Board of the Corporation.

Dated at Richmond, British Columbia this 1st day of April, 2011.

On Behalf of the Board of Directors

“David G. McLennan”

David G. McLennan
Chief Financial Officer and Secretary

APPENDIX A

SIERRA WIRELESS, INC.

AMENDED AND RESTATED 1997 STOCK OPTION PLAN

History.  The 1997 Stock Option Plan approved by the Board on February 14, 1997, was amended by Amendment No. 1 effective as of February 19, 1998, by Amendment No. 2 effective November 11, 1998, by Amendment No. 3 effective May 17, 1999, by Amended No. 4 effective May 5, 2000, by Amendment No. 5 effective April 25, 2001, by Amendment No. 6 effective April 18, 2002, by Amendment No. 7 effective April 25, 2005 and by Amendment No. 8 effective May 1, 2008 (collectively, the “Original Plan”).  The Board, by its signature hereto, amends and restates the Original Plan, with effect as of May ~~1, 2008.~~ 17, 2011.

Purpose.  The purpose of this Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company or any subsidiary of the Company, by offering them an opportunity to participate in the Company’s future performance through awards of Options.

ARTICLE I
INTERPRETATION

1.1                          Definitions.  As used in this Plan, the following words and terms will have the following meanings:

(a)           “Board” means the board of directors of the Company;

(b)           “Committee” means the committee appointed by the Board to administer this Plan, or if no committee is appointed, the Board;

(c)           “Company” means Sierra Wireless, Inc. or any successor corporation;

(d)           “Disability” means the mental or physical state of an individual such that:

(i)            the Board, other than such individual, determine that such individual has been unable, due to illness, disease, mental or physical disability or similar cause, to fulfil his or her obligations as an employee, independent contractor, consultant or director of the Company either for any consecutive 6 month period or for any period of 8 months (whether or not consecutive) in any consecutive 12 month period;

(ii)           a court of competent jurisdiction has declared such individual to be mentally incompetent or incapable of managing his or her affairs; or

(iii)          in connection with a Participant holding an incentive stock option (intended to qualify under section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”)), a condition in which the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted, or can be expected to last, for a continuous period of not less than 12 months.

(e)           “Effective Date” means May ~~1, 2008~~ 17, 2011;

(f)            “Eligible Person” means any person who is:

(i)            a full-time employee or independent contractor of the Company and its majority-owned subsidiaries (“subsidiaries”), or a part-time employee or independent contractor of the Company and its subsidiaries working not less than 20 hours per week; or

(ii)           a consultant to the Company or a subsidiary in respect of whom the Company is permitted to grant Options; or

(iii)          an Outside Director of the Company or a subsidiary;

(g)           “Expiration Date” means the expiration date specified in the Stock Option Certificate; provided, however, that if at any time the expiry of the term of an Option should be determined to occur either during a period in which the trading of Shares by the optionee is restricted under the insider trading policy or other policy of the Company or within ten business days following such a period, such Expiry Date shall be deemed to be the date that is the tenth business day following the date of expiry of such restriction.  Subject to the foregoing, effective March 1, 1999, the Expiration Date shall not be more than 5 years after the date of the grant, and prior to March 1, 1999, the Expiration Date shall not be more than 10 years after the date of the grant;

(h)           “Exercise Price” means the price at which a holder of an Option may purchase the Shares issuable upon exercise of the Option;

(i)            “First Vesting Date” means the first anniversary of the Start Vesting Date;

(j)            “Insider” has the meaning given to that term in the TSX rules relating to Security Based Compensation Arrangements;

(k)           ~~(j)~~ “Option” means an award of an option to purchase Shares hereunder.  To the extent so designated in the Stock Option Certificate, an Option may be an incentive stock option, intended to qualify under section 422 of the Code.  Only Participants who are actual employees of the Company (or a parent or subsidiary corporation, as defined in section 424 of the Code), as opposed to independent contractors or consultants, may receive incentive stock options;

(l)            ~~(k)~~ “Outside Director” means every director of the Company who is not a full-time employee or independent contractor of the Company ~~or a part time employee or independent contractor of the Company working not less than 20 hours per week~~;

(m)          ~~(l)~~ “Participant” means every Eligible Person who is approved for participation in the Plan by the Committee;

(n)           ~~(m)~~ “Plan” means this Amended and Restated 1997 Stock Option Plan, as further amended from time to time;

(o)           “Security Based Compensation Arrangement” has the meaning given to that term in the provisions of the TSX rules relating to security based compensation arrangements;

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(p)           ~~(n)~~ “Shares” means the Common Shares (of any series, if applicable) in the capital of the Company and include any shares of the Company into which such shares may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed;

(q)           ~~(o)~~ “Start Vesting Date” means that date, determined by the Board when, in respect to a particular grant of an Option under the Plan, vesting commences; ~~and~~

(r)            ~~(p)~~ “Termination” or “Terminated” means, for purposes of this Plan with respect to a Participant, that the Participant has for any reason ceased to provide continuous services as an employee, independent contractor, director or consultant to the Company.  An employee will not be deemed to have ceased to provide services in the case of:

(i)            sick leave; or

(ii)           any other leave of absence approved by the Committee, provided that such leave is for a period of not more than 90 days unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to formal policy adopted from time to time by the Company and issued and promulgated to employees in writing.

The Committee will have sole discretion to determine whether a Participant has ceased to provide continuous services and the effective date on which the Participant ceased to provide services (the “Termination Date”).  The foregoing notwithstanding, for Participants who possess incentive stock options, employment shall not be deemed to continue beyond the first 90 days of such leave, unless the Participant’s reemployment rights are guaranteed by statute or by contract; and

(s)           “TSX” means the Toronto Stock Exchange.

ARTICLE II
THE PLAN/GRANT OF OPTIONS

2.1                          Number of Shares Available.  Subject to section 2.2 and Article 5, the total number of Shares reserved and available for grant and issuance pursuant to this Plan, as at the Effective Date, shall be the lesser of (a) a rolling number equal to 10% of the total issued and outstanding Shares from time to time; or (b) 7,000,000 Shares.  Subject to section 2.2 and Article 5, any unissued Shares in respect of which Options are granted but that are subject to issuance upon exercise of an Option but cease to be issuable under such Option for any reason (other than exercise of such Option), including without limitation, expiry of the Option or surrender of the Option pursuant to an option exchange program, will again be available for grant and issuance in connection with future Options granted under this Plan.  At all times the Company will reserve and keep available a sufficient number of Shares as will be required to satisfy the requirements of all outstanding Options granted under this Plan.  Notwithstanding the foregoing: ~~(i)~~

(a)           the number of Shares reserved for issuance to any one person pursuant to Options granted under the Plan shall not exceed 5% of the issued and outstanding Shares; ~~(ii) the~~

(b)           the maximum number of Shares which may be ~~reserved for issuance~~issuable pursuant to the Plan (together with ~~those~~any Shares which may be ~~issued pursuant to any other share compensation arrangement of the Company) to all insiders of the Company~~issuable

3

pursuant to any other Security Based Compensation Arrangement) to all Insiders shall not exceed 10% of the ~~Shares~~issued and outstanding Shares on a non-diluted basis from time to time; ~~(iii) the~~

(c)           the maximum number of Shares which may be issued pursuant to the Plan (together with ~~those Shares which may be issued pursuant to any other share compensation arrangement of the Company) to all insiders of the Company, within a~~any Shares which may be issuable pursuant to any other Security Based Compensation Arrangement) to all Insiders, within any one-year period, shall not exceed 10% of the ~~Shares outstanding~~issued and outstanding Shares on a non-diluted basis from time to time; ~~(iv)~~

(d)           the number of Shares which may be issued pursuant to the Plan (together with ~~those Shares which may be issued pursuant to any other share compensation arrangement of the Company) to any one insider of the Company and any such insiders~~any Shares which may be issuable pursuant to any other Security Based Compensation Arrangement) to any one Insider and such Insiders’ associates, within a one-year period, shall not exceed 5% of the ~~Shares outstanding~~issued and outstanding Shares on a non-diluted basis from time to time; ~~and (v) the number of Shares reserved for issuance to Outside Directors under the Plan~~

(e)           the number of Shares which may be issued pursuant to the Plan (together with any Shares which may be issuable pursuant to any other Security Based Compensation Arrangement) to Outside Directors shall not exceed 1% of the total number of issued and outstanding Shares on a non-diluted basis from time to time and the equity award value of any grant of Options (together with the award value of all other rights granted under any other Security Based Compensation Arrangement) to Outside Directors shall not exceed $100,000 per year per Outside Director.

All Shares issued on the exercise of Options in accordance with the terms of this Plan shall be issued from treasury by the Company as fully paid and non-assessable shares.

2.2                          Adjustment of Shares.  In the event that the number of outstanding Shares is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, consolidation, combination, reclassification or similar change in the capital structure of the Company without consideration, then:

(a)           the number of Shares reserved for issuance under the Plan; and

(b)           the number of Shares subject to outstanding Options; and

(c)           the Exercise Prices of outstanding Options;

will be proportionately adjusted, subject to any required action by the Board or the shareholders of the Company and compliance with applicable securities laws; provided, however, that fractions of a Share will not be issued but will either be: (i) paid in cash at the closing market price of the Shares on ~~the Toronto Stock Exchange~~the TSX or the Nasdaq Global Market on the date of such aforementioned event; or (ii) rounded down to the nearest whole Share, as determined by the Committee.

2.3                          Options.  The Committee may grant Options to Eligible Persons and will determine the number of Shares subject to the Option, the Exercise Price of the Option, the period during which the Option may be exercised, and all other terms and conditions of the Option, subject to the following:

4

(a)           Form of Option Grant.  Each Option granted under this Plan will be evidenced by a stock option agreement or stock option certificate (whether a stock option agreement or stock option certificate, called the “Stock Option Certificate”) which will be in such form and contain such provisions (which need not be the same for each Participant) as the Committee may from time to time approve, and which will comply with and be subject to the terms and conditions of this Plan;

(b)           Date of Grant.  The date of grant of an Option will be the date on which the Committee makes the determination to grant such Option, unless otherwise specified by the Committee.  The Stock Option Certificate and a copy of this Plan will be delivered to the Participant within a reasonable time after the granting of the Option;

(c)           Exercise Period.  Options may be exercisable, up to the Expiration Date specified in the Stock Option Certificate, while the Participant is in continuous service and has not ceased to provide services to the Company and in accordance with the following vesting schedule (unless an alternate vesting schedule is determined by the Committee, acting in its sole discretion, with respect to any Participant and so noted in the Stock Option Certificate for such Participant or unless the vesting schedule is accelerated in accordance with the provisions of this Plan or such Participant’s employment agreement):

(i)            subject to paragraph (ii), this Option shall not vest nor be exercisable with respect to any Shares until the First Vesting Date, on which date the Option will become vested and exercisable with respect to 12/48ths of the Shares and thereafter at the end of each full succeeding consecutive month after the First Vesting Date, the Option will become vested and exercisable as to an additional 1/48th of the Shares; and

(ii)           in the case of any employee on sick leave or any other approved leave of absence which is not a Termination hereunder, the Committee may make such provisions respecting suspension of vesting of the Option during the period of sick leave or leave of absence as it may deem appropriate, except that in no event may an Option be exercised after the expiration of the term set forth in the Stock Option Certificate.

If the application of vesting causes the Option to become exercisable with respect to a fractional Share, such Share shall be rounded down to the nearest whole Share.  The Committee also may provide for Options to become exercisable at one time or from time to time, periodically or otherwise, in such number of Shares or percentage of Shares as the Committee determines.  The option shall expire on the Expiration Date set forth in the Stock Option Certificate and must be exercised, if at all, on or before the Expiration Date;

(d)           Exercise Price.  The Exercise Price of an Option will be determined by the Committee when the Option is granted and shall not be less than the closing market price of the Shares on ~~The Toronto Stock Exchange or~~the TSX (in respect of Canadian Participants) and on the Nasdaq Global Market (in respect of all other Participants) on the date of grant of the Option;

(e)           Method of Exercise.  Options may be exercised only by delivery to the Company of a written stock option exercise agreement (the “Exercise Agreement”) in a form approved by the Committee (which need not be the same for each Participant), stating the Participant’s election to exercise the Option, the number of Shares being purchased, the

5

restrictions imposed on the Shares purchased under such Exercise Agreement, if any, and such representations and agreements regarding Participant’s investment intent and access to information and other matters, if any, as may be required or desirable by the Company to comply with applicable securities laws, together with payment in full of the Exercise Price, and any applicable taxes, for the number of Shares being purchased.  If someone other than the Participant exercises the Option, then such person must submit documentation reasonably acceptable to the Company that such person has the right to exercise the Option.  The Option may not be exercised unless such exercise is in compliance with all applicable securities laws, as they are in effect on the date of exercise.

(f)            Termination.  Subject to earlier termination pursuant to Article 5 and notwithstanding the exercise periods set forth in the Stock Option Certificate, exercise of an Option will always be subject to the following:

(i)            if the Participant is Terminated for any reason other than the Participant’s death or Disability, then the Participant may exercise such Participant’s Options, (but only to the extent that such Options would have been vested and exercisable upon the Termination Date), no later than three months after the Termination Date (but in any event, no later than the Expiration Date) or such other period as may be specified in the Stock Option Certificate; and

(ii)           if the Participant is Terminated because of the Participant’s death or Disability, then such Participant’s Options may be exercised, (but only to the extent that such Options would have been vested and exercisable by Participant on the Termination Date) by Participant (or Participant’s legal representative or authorized assignee), no later than 12 months after the Termination Date (but in any event no later than the Expiration Date) or such other period as may be specified in the Stock Option Certificate;

(g)           Limitations on Exercise.  The Committee may specify a reasonable minimum number of Shares that may be purchased on exercise of an Option, provided that such minimum number will not prevent Participant from exercising the Option for the full number of Shares for which it is then exercisable;

(h)           Modification, Extension or Renewal.  The Committee may modify, extend or renew outstanding Options and authorize the grant of new Options in substitution therefor, provided that any such action may not, without the written consent of a Participant, impair any of such Participant’s rights under any Option previously granted; and

(i)            Issuance of Shares.  Provided that the Exercise Agreement and payment are in form and substance satisfactory to counsel for the Company, the Company shall issue the Shares registered in the name of the Participant or Participant’s legal representative and shall deliver certificates representing the Shares with the appropriate legends affixed thereto.

ARTICLE III
ADMINISTRATION

3.1                          Committee Authority.  This Plan will be administered by the Committee or the Board acting as the Committee.  Subject to the general purposes, terms and conditions of this Plan, and to the

6

direction of the Board, the Committee will have full power to implement and carry out this Plan including, without limitation, the authority to:

(a)           construe and interpret this Plan, any Stock Option Certificate and any other agreement or document executed pursuant to this Plan;

(b)           prescribe, amend and rescind rules and regulations relating to this Plan (subject to Section 6.1);

(c)           select Eligible Persons to receive Options under the Plan;

(d)           determine the form and terms of Options and Stock Option Certificates, not inconsistent with the terms of the Plan;

(e)           determine the Exercise Price of an Option;

(f)            determine the number of Shares to be covered by each Option;

(g)           determine whether Options will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, any other incentive or compensation plan of the Company;

(h)           amend or modify each Option (subject to Section 6.1);

(i)            determine the vesting and exercisability of Options; and

(j)            correct any defect, supply any omission, or reconcile any inconsistency in this Plan, any Option, any Stock Option Certificate or any Exercise Agreement (subject to Section 6.1).

3.2                          Committee Discretion.  Any determination made by the Committee with respect to any Option will be made in its sole discretion at the time of grant of the Option or, unless in contravention of any express term of this Plan or Option, at any later time, and such determination will be final and binding on the Company and on all persons having an interest in any Option under this Plan.

ARTICLE IV
PRIVILEGES OF OWNERSHIP

4.1                          Voting and Dividends.  No Participant will have any of the rights of a shareholder with respect to any Shares until the Shares are issued as evidenced by the appropriate entry on securities register of the Company.  After Shares are issued to the Participant, the Participant will be a shareholder and have all the rights of a shareholder with respect to such Shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such Shares.

4.2                          Non Transferability of Options.  Options granted under this Plan, and any interest therein, may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will or by the applicable laws of descent; provided however that with respect to any Option which is not an incentive stock option intended to qualify under section 422 of the Code, a Participant may transfer such Option to: (a) a trust created by the Participant for the benefit of his or her lawful spouse, child, or children; (b) such Participant’s lawful spouse, child or children; or (c) a corporation, all of the shares of which are owned by the Participant.  Upon any such permitted transfer, none of the aforesaid transferees shall become a Participant under this Plan and the transferring

7

Participant shall remain the Participant for the purposes of the interpretation of the terms and conditions of this Plan, as applicable.  Options under this Plan shall not be subject to execution, attachment or similar process.  The terms of the Option shall be binding upon the executors, administrators and heirs of the Participant.

ARTICLE V
CORPORATE TRANSACTIONS

5.1                          Assumption or Replacement of Options by Successor.  If the event of:

(a)           a merger or consolidation in which the Company is not the surviving corporation (other than a merger or consolidation with a wholly-owned subsidiary, or other transaction in which there is no substantial change in the shareholders of the Company or their relative shareholdings and the Options granted under this Plan are assumed, converted or replaced by the successor corporation, which assumption will be binding on all Participants);

(b)           a merger in which the Company is the surviving corporation but after which shareholders of the Company immediately prior to such merger (other than any shareholder which merges, or which owns or controls another corporation which merges, with the Company in such merger) cease to own their shares or other equity interests in the Company; or

(c)           the sale of substantially all of the assets of the Company,

any or all outstanding Options may be assumed, converted or replaced by the successor corporation (if any), which assumption, conversion or replacement will be binding on all Participants or, in the alternative, the successor corporation may substitute equivalent Options or provide substantially similar consideration to Participants as was provided to shareholders (after taking into account the existing provisions of the Options).  The successor corporation may also issue, in place of outstanding Shares of the Company held by the Participant, substantially similar shares or other property subject to repurchase restrictions and other provisions no less favourable to the Participant than those which applied to such outstanding Shares immediately prior to such transaction described in this section 5.1, which substitution, provision or other consideration or issuance shall be binding on all Participants.  In the event such successor corporation (if any) refuses to assume or substitute Options, as provided above, pursuant to a transaction described in this section 5.1, then notwithstanding any other provision in this Plan to the contrary, such Options will expire on such transaction at such time and on such conditions as the Committee will determine (including, without limitation, the Committee may, in the exercise of its sole discretion in such instances, give each Participant the right to exercise his or her Option as to all or a part of the Shares thereof, including Shares as to which the Option would not otherwise be exercisable).

5.2                          Dissolution or Liquidation.  In the event of the proposed dissolution or liquidation of the Company, to the extent that an Option has not been previously exercised, it will terminate immediately prior to the consummation of such proposed action.  The Committee may, in the exercise of its sole discretion in such instances, declare that any Option shall terminate as of a date fixed by the Committee and give each Participant the right to exercise his or her Option as to all or any part of the Shares thereof, including Shares as to which the Option would not otherwise be exercisable.

5.3                          Assumption of Options by the Company.  The Company, from time to time, also may substitute or assume outstanding options granted by another company, whether in connection with an acquisition of such other company or otherwise, by either:

(a)           granting an Option under this Plan in substitution of such other company’s option; or

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(b)           assuming such option as if it had been granted under this Plan if the terms of such assumed option could be applied to an Option granted under this Plan.

Such substitution or assumption will be permissible if the holder of the substituted or assumed option would have been eligible to be granted an Option under this Plan if the other company had applied the rules of this Plan to such grant.  In the event the Company assumes an option granted by another company, the terms and conditions of such option will remain unchanged (except that the exercise price and the number and nature of shares issuable upon exercise of any such option will be adjusted appropriately).  In the event the Company elects to grant a new Option rather than assuming an existing option, such new Option may be granted with a similarly adjusted Exercise Price.

ARTICLE VI
AMENDMENT OR TERMINATION OF PLAN

6.1                          Board May Amend.  The Board ~~of Directors~~ shall have the power to, without shareholder approval, at any time and from time to time, either prospectively or ~~respectively~~retrospectively, amend, suspend, or terminate the Plan or any Option granted under the Plan, including, without limiting the generality of the foregoing, changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in the Plan, and changes regarding the vesting of Options; provided, however that:

(a)           such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(b)           no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of an optionee with respect to any then outstanding Option, as determined by the Board acting in good faith, without his or her consent in writing;

(c)           the Board ~~or Directors~~ shall obtain shareholder approval of the following:

(i)            any amendment to the maximum number of Shares specified in section 2.1 in respect of which Options may be granted under the Plan (other than pursuant to section 2.2);

(ii)           any amendment that would reduce the exercise price of an outstanding Option (as defined in applicable securities laws), other than pursuant to section 2.2;

(iii)          any amendment that would extend the term of any Option granted under the Plan beyond the Expiration Date;

(iv)          any cancellation and re-issue of Options;

(v)           any amendments to ~~eligible participants~~Eligible Participants that may permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on ~~non-employee director~~Outside Director participation; ~~and~~

(vi)          any amendment which would permit Options granted under the Plan to be transferable or assignable other than for normal estate settlement purposes; and

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(vii)         any amendment to this section 6.1(c).

6.2                          Powers of the Board Following Termination of the Plan.  If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board of Directors and in force on the date of termination will continue in effect as long as any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board of Directors shall remain able to make such amendments to the Plan or the Options as they would have been entitled to make if the Plan were still in effect.

ARTICLE VII
GENERAL

7.1                          No Obligation to Employ.  Nothing in this Plan or any Option granted under this Plan will confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, the Company or limit in any way the right of the Company to terminate Participant’s employment or other relationship at any time, with or without cause.

7.2                          Term of Plan.  Unless earlier terminated as provided herein, this Plan will terminate 10 years from the Effective Date or, if earlier, the date of shareholder approval.

7.3                          Governing Law.  This Plan and all Options granted under this Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia.

7.4                          Notices.  Any notice required to be given or delivered to the Company under the terms of this Agreement shall be in writing and addressed to the Corporate Secretary of the Company at its principal corporate offices.  Any notice required to be given or delivered to Participant shall be in writing and addressed to participant at the address indicated in the Stock Option Certificate or to such other address as such party may designate in writing from time to time to the Company.  All notices shall be deemed to have been given or delivered upon:  personal delivery; three (3) days after deposit in the mail by certified or registered mail (return receipt requested); one (1) business day after deposit with any return receipt express courier (prepaid); or one (1) business day after transmission by confirmed facsimile, rapidfax or telecopier.

7.5                          Successors and Assigns.  The Company may assign any of its rights under this Agreement.  This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Company.

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7.6                          Nonexclusivity of the Plan.  Neither the adoption of this Plan by the Board nor any provision of this Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

*    *    *    *

APPROVED BY THE BOARD

JASON W. COHENOUR

President and Chief Executive Officer

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APPENDIX B

Text of Resolution to Approve the Amended and Restated Stock Option Plan

BE IT RESOLVED, as an ordinary resolution, that:

1.               the Amended and Restated 1997 Stock Option Plan of the Corporation (the “Amended Plan”), as described in the Management Information Circular of the Corporation dated April 1, 2011 and which incorporates the amendments indicated in the form of Amended Plan attached to this Management Information Circular as Appendix A be and is hereby approved;

2.               all unallocated options issuable pursuant to the Amended Plan be and are hereby approved and authorized until May 17, 2014; and

3.               any director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution.

APPENDIX C

SIERRA WIRELESS, INC.

2011 TREASURY BASED
RESTRICTED SHARE UNIT PLAN

1.                                       PURPOSE

1.1                                 This Restricted Share Unit Plan has been established by the Company to provide long-term incentives for the success of the Company, to support the objectives of employee share ownership, to foster a responsible balance between short term and long term results, and to build and maintain a strong spirit of performance and entrepreneurship.

2.                                       PLAN DEFINITIONS AND INTERPRETATIONS

2.1                                 In this Plan, the following terms have the following meanings:

(a)                                  “Accelerated Payment Date” has the meaning ascribed thereto in Section 7;

(b)                                 “Account” has the meaning ascribed thereto in section 5.1;

(c)                                  “Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, the Securities Act (British Columbia), the U.S. Securities Act of 1933, as amended, and the U.S. Securities Exchange Act of 1934, as amended, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules;

(d)                                 “Applicable Withholding Taxes” has the meaning ascribed thereto in Section 15.5;

(e)                                  “Award” means an award of Share Units granted to a Participant under the Plan;

(f)                                    “Award Value” means the target dollar amount for an Award as contemplated by section 3.1 hereof.

(g)                                 “Beneficiary” means any person designated by a Participant by written instrument filed with the Company to receive any amount, securities or property payable under the Plan in the event of the Participant’s death or, failing any such effective designation, the Participant’s legal representative;

(h)                                 “Black-Out Extension Term” means ten (10) business days from the date that any Black-Out Period ends;

(i)                                     “Black-Out Period” means a period of time (i) during which, pursuant to policies relating to insider trading adopted by the Board, certain designated persons may not trade in any securities of the Company; or (ii) when there exists undisclosed material information in respect of the Company;

(j)                                     “Board” means the board of directors of the Company and, to the extent that any or all of the powers of the Board are delegated to the Committee in accordance with section 13.1 hereof, includes the Committee;

(k)                                  “Business Day” means any day other than a Saturday, a Sunday or a statutory holiday observed in the Province of British Columbia;

(l)                                     “Committee” means a committee appointed by the Board, or, if no committee is appointed, the Board, as such committee may be constituted from time to time and may be designated to, inter alia, interpret, administer and implement the Plan;

(m)                               “Company” means Sierra Wireless, Inc. and its respective successors and assigns;

(n)                                 “Corporate Transaction” means a sale of all or substantially all of the Company’s assets or shares, or a merger, consolidation or other capital reorganization of the Company with or into another corporation;

(o)                                 “Designated Affiliated Entity” means a person (including a trust or a partnership) or company in which the Company has a significant investment and which the Company designates as such for the purposes of this Plan;

(p)                                 “Disability” means the illness or mental or physical disability or total or partial incapacity of an individual, as certified by a duly qualified medical practitioner, such that:

(i)                                     solely due to such illness, mental or physical disability or incapacity, the individual is unable to perform his duties or unable to competently perform his duties as an employee of the Company, a Subsidiary or Designated Affiliated Entity either for any consecutive 4 month period or for any period of 6 months (whether or not consecutive) in any consecutive 12 month period; or

(ii)                                  a court of competent jurisdiction has declared such individual to be mentally incompetent or incapable of managing his or her affairs;

(q)                                 “Effective Date” means the 17th day of May, 2011, when this Plan was approved by the shareholders of the Company;

(r)                                    “Exercise Date” means the day upon which the Company receives notice from the Participant of exercise of all or a portion of the Vested Share Units held by such Participant or, failing such notice, the day immediately prior to the Expiry Date;

(s)                                  “Expiry Date” means the date determined by the Committee (not to exceed five (5) years from the Grant Date), subject to extension in accordance with section 7.9, in connection with each Award made pursuant to the Plan which is the last Business Day on which Shares may be issued pursuant to Awards granted hereunder;

(t)                                    “Fair Market Value” means, on any particular date, the closing sales price of the Shares (or if such price is not reported then the mean of the bid and ask prices) on the Toronto Stock Exchange (in respect of Canadian Participants) and on the Nasdaq Global Market (in respect of all other Participants) or, if the Shares are not traded on

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such date, then on the immediately preceding trading date.  In the event that the Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Shares as determined by the Board in its sole discretion, acting reasonably and in good faith;

(u)                                 “Fiscal Year” means a fiscal year of the Company;

(v)                                 “Grant Agreement” means an agreement between the Company and a Participant under which an Award is granted, together with such amendments, deletions or changes thereto as are permitted under the Plan;

(w)                               “Grant Date” means the date as of which an Award shall take effect, provided that the Grant Date shall not be a date prior to the date the Committee approves an Award;

(x)                                   “including” means including without limitation;

(y)                                 “Insider” shall have the meaning given to that term in the TSX rules relating to security-based compensation arrangements;

(z)                                   “Issue Date” means, with respect to any Award, the date upon which Shares covered thereunder shall be issued to the Participant of such Award;

(aa)                            “Outside Director” means every director of the Company who is not a full-time employee or independent contractor of the Company;

(bb)                          “Participant” means any person who is:

(i)                                     a full-time employee or independent contractor of the Company and its majority-owned subsidiaries (“subsidiaries”), or a part-time employee or independent contractor of the Company and its subsidiaries working not less than 20 hours per week; or

(ii)                                  a consultant to the Company or a subsidiary in respect of whom the Company is permitted to grant Options; or

(iii)                               an Outside Director of the Company or a subsidiary;

(cc)                            “Plan” means this Restricted Share Unit Plan, as amended and restated from time to time;

(dd)                          “Security Based Compensation Arrangement” has the meaning ascribed thereto in the provisions of the TSX rules relating to security based compensation arrangements;

(ee)         “Shares” means the common shares of the Company, and includes any shares of the Company into which such shares may be converted, reclassified, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a reorganization, amalgamation, merger, arrangement or other form of reorganization and “Share” means one such common share of the Company;

(ff)                                “Share Unit” means a right, granted in accordance with section 3.1 hereof, to receive a Share;

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(gg)                          “Stock Exchange Rules” means the applicable rules of any stock exchange or quotation system upon which shares of the Company are listed or quoted, as applicable;

(hh)                          “Subsidiary” means a subsidiary, as defined in the Canada Business Corporations Act;

(ii)                                  “Termination” or “Terminated” means, for purposes of this Plan with respect to a Participant, that the Participant has for any reason ceased to provide continuous services as an employee to the Company, a Subsidiary or a Designate Affiliated Entity.  An employee will not be deemed to have ceased to provide continuous services as an employee in the case of:

(i)                                     sick leave; or

(ii)                                  any other leave of absence approved by the Committee, provided that such leave is for a period of not more than 90 days unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to formal policy adopted from time to time by the Company, a Subsidiary or a Designated Affiliated Entity and issued and promulgated to employees in writing.

The Committee will have sole discretion to determine whether a Participant has ceased to provide continuous services as an employee and the effective date on which the Participant ceased to provide services (the “Termination Date”);

(jj)                                  “TSX” means the Toronto Stock Exchange.

(kk)                            “Vested Share Units” means Share Units which have vested in accordance with the terms of this Plan and/or the terms of the applicable Grant Agreement; and

(ll)                                  “Vesting Date” means the date on which a Share Unit becomes a Vested Share Unit pursuant to the provisions of this Plan and the terms of the applicable Grant Agreement.

2.2                                 In the Plan, references to the masculine include the feminine; and references to the singular shall include the plural and vice versa, as the context shall require.

2.3                                 The Plan shall be governed and interpreted in accordance with the laws of the Province of British Columbia and any actions, proceedings or claims in any way pertaining to the Plan shall be commenced in the courts of the Province of British Columbia.

2.4                                 If any provision of the Plan or part hereof is determined to be void or unenforceable all or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

2.5                                Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions herein contained.  A reference to a section or schedule shall, except where expressly stated otherwise, mean a section or schedule of the Plan, as applicable.

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2.6                                 The Company may establish schedules to the Plan for the benefit of Participants outside Canada, based on the Plan but modified to take account of local tax, exchange control or securities in countries other than Canada.

3.                                       AWARDS AND TERMS IN GENERAL

3.1                                 Subject to the terms of the Plan, the Board may, from time to time, grant one or more Awards of Share Units to Participants on such terms and conditions consistent with the Plan as the Board shall determine.  In determining the Participants to whom Awards may be granted and the individual Award Value therefore, the Board may take into account such factors as it shall determine, in its sole and absolute discretion.  In determining the number of Share Units covered by each Award, the Board shall ensure that, to the greatest extent possible, its methodology is applied on a consistent basis.

3.2                                 Each Share Unit will give the Participant the right to receive one Share or cash in lieu in accordance with Article 7 with respect to each such Share Unit which has become a Vested Share Unit pursuant to the provisions of this Plan and in accordance with the terms of the Grant Agreement relating to such Share Unit.

3.3                                 Unless otherwise determined by the Company and as specifically set out in the Grant Agreement, and subject to the terms of this Plan, including section 7, and the Grant Agreement, Share Units granted to a Participant hereunder shall become Vested Share Units as follows:  one-third (1/3) of the Share Units shall become Vested Share Units on the first anniversary of the Grant Date for such Share Units; one-third (1/3) of the Share Units shall become Vested Share Units on the second anniversary of the Grant Date for such Share Units; and one-third (1/3) of the Share Units shall become Vested Share Units on the third anniversary of the Grant Date for such Share Units.  The vesting provisions in any Grant Agreement will be determined by the Board in its sole discretion.  The Board in its sole discretion may, by resolution, permit all unvested Share Units to vest immediately and be paid out in accordance with Article 7.

3.4                                 Subject to the terms of the Plan and Applicable Law, the Company may determine other terms or conditions of any Share Units, including

(a)                                  any additional conditions with respect to the vesting of Share Units, in whole or in part, to become Vested Share Units or the payment of cash or the provision of Shares under the Plan;

(b)                                 restrictions on the resale of Shares including escrow arrangements; and

(c)                                  any other terms and conditions the Company may in its discretion determine;

which shall be set out in the Grant Agreement.  The conditions may relate to all or a portion of the Share Units in an Award and may be graduated such that different percentages (which may be greater or lesser than 100%) of the Share Units in an Award will become vested depending on the extent of satisfaction of one or more such conditions.  The Company may, in its discretion, subsequent to the Grant Date, waive any such term or condition or determine that it has been satisfied.

3.5                                No certificates shall be issued with respect to Share Units.

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4.                                       GRANT AGREEMENT

4.1                                 Each Award will be evidenced by a Grant Agreement, in such form or forms as the Board shall approve from time to time, containing such terms and conditions consistent with the Plan as the Board may determine and such other terms and conditions not inconsistent herewith as the Company may, in its sole discretion, deem appropriate.

5.                                       AWARDS AND ACCOUNTS

5.1                                 An account (“Account”), shall be maintained by the Company for each Participant and will be credited with such Awards of Share Units as are received by a Participant from time to time pursuant to sections 3.1 and 5.2.  Share Units that fail to vest with a Participant pursuant to sections 7.2 or 7.3, or Article 9, or that are paid out to the Participant or his Beneficiary, shall be cancelled and shall cease to be recorded in the Participant’s Account as of the date on which such Share Units are forfeited or cancelled under the Plan or are paid out, as the case may be.

5.2                                 The Company shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties, which records shall, absent manifest error, be considered conclusively determinative of all information contained therein.

5.3                                 A Participant shall not be entitled to receive any dividends or dividend equivalents in the event that the Company declares dividends that would have been paid to the Participant if the Share Units in his or her Share Unit Account on the relevant record date for dividends on the Shares had been Shares.

6.                                       MAXIMUM NUMBER OF SHARES TO BE ISSUED

6.1                                 Subject to adjustment in accordance with Sections 10 and 11, the maximum number of Shares which the Company may issue from treasury in connection with Vested Share Units granted under the Plan shall be 1,000,000 Shares.  If any Share Unit granted under this Plan shall expire, terminate or be cancelled for any reason without the Shares issuable thereunder having been issued in full, any such Shares shall be available for the purposes of the granting of further Share Units under this Plan.  At all times the Company will reserve and keep available a sufficient number of Shares as will be required to satisfy the requirements of all outstanding Awards under the Plan.

6.2                                 Notwithstanding the foregoing:

(a)                                  the number of Shares issued to any one person pursuant to the Plan shall not exceed 5% of the total number of outstanding Shares on non-diluted basis;

(b)                                 the maximum number of Shares issuable to Insiders pursuant to the Plan, together with any Shares issuable pursuant to any other Security Based Compensation Arrangement, at any time, shall not exceed 10% of the total number of outstanding Shares on a non-diluted basis;

(c)                                  the maximum number of Shares issued to Insiders pursuant to the Plan, together with any Shares issued pursuant to any other Security Based Compensation Arrangement,

6

within any one year period, shall not exceed 10% of the total number of outstanding Shares on a non-diluted basis;

(d)                                 the number of Shares issued pursuant to the Plan, together with any Shares issued pursuant to any other Security Based Compensation Arrangement, to any one Insider and such Insiders’ associates, within a one-year period, shall not exceed 5% of the outstanding Shares on a non-diluted basis; and

(e)                                  the number of Shares issued to Outside Directors under the Plan, together with any Shares issued pursuant to any other Security Based Compensation Arrangement, shall not exceed 1% of the total number of outstanding Shares on a non-diluted basis and the Award Value of all Awards (together with the award value of all other rights granted under any other Security Based Compensation Arrangement) to Outside Directors shall not exceed $100,000 per year per Outside Director.

7.                                       SETTLEMENT OF SHARE UNITS

7.1                                 Upon receipt of a notice from the Participant of exercise of all or a portion of the Vested Share Units held by such Participants, or failing such notice immediately prior to the Expiry Date (such date being the Issue Date), the Company shall settle the Vested Share Units specified in such notice, by either:

(a)                                  issuing Shares to the Participant or the Participant’s Beneficiary, as the case may be, in accordance with Section 7.2; or

(b)                                 paying cash to the Participant or the Participant’s Beneficiary, as the case may be, in accordance with Section 7.3.

Where the Board does not specify any payment method for the Vested Share Units credited to a Participant’s Account, the form of payment shall be in Shares as provided in Section 7.2.

7.2                                 Where the Company issues Shares from treasury, the number of Shares that are issuable to the Participant on the Issue Date shall be issued from treasury by the Company as fully paid and non-assessable shares in consideration of past services valued by the Board at no less than the Fair Market Value of the number of Shares covered by the Award at the Grant Date.

For greater certainty and without limiting the generality of the foregoing, the number of Shares issued to a Participant will be equal to the number of Vested Share Units specified in the notice, less the number of Shares that results by dividing the Applicable Withholding Taxes by the Fair Market Value as at the Issue Date.

Fractional Shares shall not be issued and where a Participant would be entitled to receive a fractional Share in respect of any Vested Share Unit, the Company will pay to such Participant, in lieu of such fractional Share, cash equal to the Fair Market Value on the Issue Date, as applicable, of the fractional Vested Share Unit, net of Applicable Withholding Taxes.

7.3                                 Where the Board elects to settle the Vested Share Units in cash, the payment will be equal to the product that results by multiplying (a) the number of Vested Share Units specified in the notice, and (b) the Fair Market Value on the Issue Date, less an amount equal to the Applicable Withholding Taxes.

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7.4                                 Unless otherwise agreed to by the Participant and the Board, the Company will settle the Vested Share Units by the payment in cash, Shares, or a combination thereof, as elected by the Committee and calculated in accordance with Sections 7.2 and 7.3, to the Participant within 30 days of the applicable Issue Date.

7.5                                 In the event of the death of a Participant, the Company, as applicable, shall make a payment in cash, issue Shares or use a combination of such payment methods, as elected by the Board and calculated in accordance with Sections 7.2 and 7.3, within 30 days of the Participant’s death.

7.6                                 Upon payment pursuant to this Article 7, the entitlement of a Participant to receive any and all amounts in respect of the Vested Share Units to which such payment relates shall be fully discharged and satisfied and all such Vested Share Units shall thereupon be cancelled and terminated.

7.7                                 No interest shall accrue to, or be credited to, the Participant or his Beneficiary on any amount payable under the Plan.

7.8                                 The Company shall not be obliged to issue any Shares if such issuance would violate any Applicable Law.  The Company, in its sole discretion, may postpone the issuance or delivery of Shares under any Award as the Board may consider appropriate, and may require any Participant to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Shares in compliance with Applicable Law.  The Company shall not be required to qualify for resale pursuant to a prospectus or similar document any Shares awarded under the Plan.

7.9                                 In the event the Expiry Date would otherwise occur during a Black-Out Period, the Expiry Date shall be extended to the last day of the Black-Out Extension Period.

8.                                       TERMINATION OF EMPLOYMENT RELATIONSHIP

8.1                                 Unless otherwise determined by the Board in its sole discretion or unless otherwise expressly set forth in a Grant Agreement pertaining to a particular Award or any written employment agreement governing a Participant’s role with the Company, if a Participant is Terminated by reason of Disability or death prior to a Vesting Date or Vesting Dates, then vesting of all outstanding Award of Share Units not yet vested shall be accelerated such that all such Share Units shall become Vested Share Units.

8.2                                 Unless otherwise determined by the Board in its sole discretion or unless otherwise expressly set forth in a Grant Agreement pertaining to a particular Award or any written employment agreement governing a Participant’s role with the Company, if a Participant is Terminated for any reason other than Disability or death, then any outstanding Award of Share Units that have not become Vested Share Units prior to the Participant’s Termination shall immediately be cancelled and forfeited and all rights and interests in respect of such Share Units of the Participant (and the executors, administrators, beneficiaries or other permitted transferee of the Participant) shall thereupon terminate, in all cases, for no consideration.

9.                                       FORFEITED SHARE UNITS

9.1                                 No cash or other compensation shall at any time be paid in respect of any Share Units which have been forfeited or terminated under this Plan or on account of damages relating to any Share Units which have been forfeited or terminated under this Plan.

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9.2                                 Notwithstanding any other provision of the Plan or a Grant Agreement, Share Units granted hereunder shall terminate, if not exercised or previously terminated and forfeited in accordance with the Plan, and be of no further force and effect after the Expiry Date.

10                                    CORPORATE TRANSACTION

10.1                           In the event of a Corporate Transaction or proposed Corporate Transaction, the Company, at its option, may, subject to Stock Exchange Rules, do either of the following:

(a)                                  the Company may redeem and cancel Share Units upon giving to any Participant to whom such Share Units have been granted at least 10 days’ written notice of its intention to do so, and the Company shall make a payment in respect of such Share Units in accordance with Article 7, without regard to the vesting provisions attached to the Share Units contained in the Plan and without regard to the tax consequences of such action to any Participant; or

(b)                                 the Company, or any corporation or entity which is or would be the successor to the Company or which may issue securities in exchange for Shares upon the Corporate Transaction becoming effective, may, upon notice to the Participant, substitute for Shares under this Plan securities into which the Shares are changed or are convertible or exchangeable, or securities of such other corporation or entity on a basis proportionate to the number of Share Units in the Participant’s account or some other appropriate basis, or some other property.

10.2                           The Company may specify in any notice under section 10.1, that, if for any reason, the Corporate Transaction is not completed, the Company may revoke such notice.  The Company may exercise such right by further notice in writing to the Participant and the Share Unit shall thereafter continue to be allocated to the Participant in accordance with its terms.

10.3                           Subsections (a) and (b) of section 10.1 are intended to be permissive and may be utilized independently or successively or in combination or otherwise, and nothing therein contained shall be construed as limiting or affecting the ability of the Company to deal with Share Units in the event of a Corporate Transaction in any other manner.

10.4                           In the event of the proposed dissolution or liquidation of the Company, to the extent that a Share Unit has not previously become a Vested Share Unit, it will terminate immediately prior to the consummation of such proposed action and, except as provided below in this section 10.4, no payment shall be made with respect thereto.  The Company may, in the exercise of its sole discretion in such instances, declare that any Share Unit shall become a Vested Share Unit and be subject to a payment as of a date fixed by the Committee.

11.                                 CHANGES IN SHARE CAPITAL

11.1                           If the number of outstanding Shares of the Company shall be increased or decreased as a result of a stock split, consolidation, reclassification or recapitalization and not as a result of the issuance of Shares for additional consideration or by way of a stock dividend in the ordinary course, the Company may make appropriate adjustments to the number of Share Units outstanding under the Plan provided that the Fair Market Value of outstanding Awards of Share Units after such an adjustment shall not exceed the Fair Market Value immediately prior thereto.  Any determinations by the Company as to the adjustments shall be made in its sole

9

discretion and all such adjustments shall be conclusive and binding for all purposes under the Plan.

12.                                 AMENDMENT OR TERMINATION OF PLAN

12.1                           The Board shall have the power to, without shareholder approval, at any time and from time to time, either prospectively or retrospectively, amend, suspend, or terminate the Plan, any provisions thereof or any Share Unit granted under the Plan, as the Board, in its sole discretion, deems appropriate including, without limiting the generality of the foregoing:

(a)                                  for the purposes of making formal minor or technical modifications to any of the provisions of the Plan,

(b)                                 to correct any ambiguity, defective provision, error or omission in the provisions of the Plan,

(c)                                  to change the vesting provisions of Share Units including, without limitation, any acceleration of vesting provisions; or

(d)                                 to change the termination provisions of Share Units or the Plan which does not entail an extension beyond the original Expiry Date of the Share Units;

provided, however that:

(e)                                  such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(f)                                    no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of a Participant with respect to any then outstanding Share Unit, as determined by the Board of Directors acting in good faith, without his or her consent in writing;

(g)                                 the Board shall obtain shareholder approval of the following amendments:

(i)                                     to increase the maximum number of Shares issuable on the exercise of Awards under Section 6.1 (other than pursuant to Section 10 or Section 11);

(ii)                                  to increase the number of Shares issuable to Insiders above the restrictions in Section 6.2;

(iii)                               to extend the Expiry Date of any outstanding Awards;

(iv)                              to extend the maximum permitted Expiry Date under the Plan beyond five (5) years;

(v)                                 to cancel and re-issue any Awards;

(vi)                              to permit Share Units granted under the Plan to be transferable or assignable other than for normal estate settlement purposes;

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(vii)                           to change the definition of Participants to permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on Outside Director participation; and

(viii)                        to amend this Section 12.1(g).

12.2                           If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board of Directors and in force on the date of termination will continue in effect as long as any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board of Directors shall remain able to make such amendments to the Plan or the Share Units as they would have been entitled to make if the Plan were still in effect.

13.                                 ADMINISTRATION

13.1                           The Board shall have the authority to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan subject to and not inconsistent with the express provisions of this Plan including, without limitation, the authority to:

(a)                                  determine the Participants and approve the terms and conditions of Awards granted to Participants including, without limitation, the Award Value, the Grant Date and any charges to the vesting schedule in section 3.3;

(b)                                 interpret the Plan and Grant Agreements;

(c)                                  prescribe, modify and rescind procedures, rules and policies relating to the Plan;

(d)                                 correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent it considers necessary or advisable for the implementation and administration of the Plan;

(e)                                  exercise all rights reserved to the Company under the Plan;

(f)                                    determine the terms and conditions of Grant Agreements to be used in connection with the Awards of Share Units; and

(g)                                 make all other determinations and take all other actions as it considers necessary or advisable for the implementation and administration of the Plan.

The Board’s determinations and actions under this Plan are final, conclusive and binding on the Company and the Participants.

To the extent permitted by Applicable Law, the Board may from time to time delegate to the Committee all or any of the powers of the Board.  Any decision made or action taken by the Board or by the Committee arising out of or in connection with the administration or interpretation of this Plan in this context is final, binding and conclusive on the Company and the Participants.

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13.2                           The Company shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties.  Subject to Applicable Law, at such times as the Company shall determine, the Company or its stock plan service provider shall furnish the Participant with a statement setting forth the details of his or her Share Units including the Grant Date and the Vested and unvested Share Units held by each Participant.  Such statement shall be deemed to have been accepted by the Participant as correct unless written notice to the contrary is given to the Company within 30 days after such statement is given to the Participant.  Any payment, notice, statement, certificate or other instrument required or permitted to be given under the Plan shall be given by: (i) delivering it personally to the recipient; or (ii) mailing it postage paid (provided that the postal service is then in operation); or (iii) delivering it to the address which is maintained for the Participant in the Company’s personnel records or the Company (attention, Vice President Finance), as applicable.  Such payment, notice, statement, certificate or other instrument shall be deemed to have been given or delivered on the date on which it was delivered, if mailed (provided that the postal service is then in operation), shall be deemed to have been given or delivered on the second business day following the date on which it was mailed and if by facsimile or similar means of electronic transmission, on the next business day following transmission.

14.                                 BENEFICIARIES AND CLAIMS FOR BENEFITS

14.1                           Subject to the requirements of Applicable Law, a Participant may designate in writing a Beneficiary to receive any benefits that are payable under the Plan upon the death of such Participant.  The Participant may, subject to Applicable Law, change such designation from time to time.  Such designation or change shall be in such form and executed and filed in such manner as the Company may from time to time determine.

15.                                 GENERAL

15.1                           The transfer of an employee form the Company to a Subsidiary or a Designated Affiliated Entity, from a Subsidiary or a Designated Affiliated Entity to the Company, or from one Subsidiary or Designated Affiliated Entity to another Subsidiary or Designated Affiliated Entity, shall not be considered a termination of employment for the purposes of the Plan, nor shall it be considered a termination of employment if a Participant is placed on such other leave of absence which is considered by the Company as continuing intact the employment relationship; in such a case, the employment relationship shall be continued until the later of the date when the leave equals ninety days or the date when a Participant’s right to reemployment shall no longer be guaranteed either by law or by contract, except that in the event active employment is not renewed at the end of the leave of absence, the employment relationship shall be deemed to have ceased at the beginning of the leave of absence.

15.2                           The determination by the Company of any question which may arise as to the interpretation or implementation of the Plan or any of the Share Units granted hereunder shall be final and binding on all Participants and other persons claiming or deriving rights through any of them.

15.3                          The Plan shall enure to the benefit of and be binding upon the Company, its successors and assigns.  The interest of any Participant under the Plan or in any Share Unit shall not be transferable or alienable by him or her either by pledge, assignment or in any other manner, except to a spouse, children or grandchildren or a personal holding company or family trust controlled by a Participant, the shareholders or beneficiaries of which, as the case may be, are any combination of the Participant, the Participant’s spouse, the Participant’s children or the

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Participant’s grandchildren, and after his or her lifetime shall enure to the benefit of and be binding upon the Participant’s Beneficiary.

15.4                           The Award of Share Units and the Company’s obligation to settle Vested Share Units hereunder is subject to compliance with Applicable Law.   As a condition of participating in the Plan, each Participant agrees to comply with all such Applicable Law and agrees to furnish to the Company all information and undertakings as may be required to permit compliance with such Applicable Law.

15.5                           The Company, a Subsidiary or a Designated Affiliated Entity may withhold from any amount payable to a Participant, either under this Plan, or otherwise, such amount as may be necessary so as to ensure that the Company, the Subsidiary or the Designated Affiliated Entity will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant.  The Company, a Subsidiary and a Designated Affiliated Entity shall also have the right in its discretion to satisfy any such liability for withholding or other required deduction amounts by selling or requiring the Participant to sell Shares which would otherwise be provided to the Participant hereunder.  The Company may require a Participant, as a condition to the settlement of a Vested Share Unit, to pay or reimburse the Company, a Subsidiary or a Designated Affiliated Entity for any such withholding or other required deduction of amounts related to the settlement of Vested Share Units.

15.6                           A Participant shall not have the right or be entitled to exercise any voting rights, receive any dividends or have or be entitled to any other rights as a shareholder in respect of any Share Units.

15.7                           Neither designation of an employee as a Participant nor the Award of any Share Units to any Participant entitles any Participant to any further Award, of any Share Units under the Plan.  Neither the Plan nor any action taken thereunder shall interfere with the right of any person that employs a Participant to terminate the Participant’s employment at any time.  Neither any period of notice, if any, nor any payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall be considered as extending the period of employment for the purposes of the Plan.

*  *  *  *

APPROVED BY THE BOARD

Jason W. Cohenour
President and Chief Executive Officer

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SIERRA WIRELESS, INC.

2011 TREASURY BASED RESTRICTED SHARE UNIT PLAN

ADDENDUM FOR U.S. PARTICIPANTS

This Addendum modifies the Sierra Wireless, Inc. 2011 Treasury Based Restricted Share Unit Plan (the “Plan”) with respect to Awards issued to individuals who are residents of the United States or otherwise subject to the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for purposes of the tax treatment of Awards (referred to as “U.S. Participants”).  Capitalized terms in this Addendum that are not otherwise defined will have the meaning provided in the Plan.

1.             Modification to Awards and Terms in General.  Contrary to the last sentence of Section 3.3 of the Plan, the Board may not, in it sole discretion, and by resolution, accelerate the vesting of Share Units held by U.S. Participants.  For U.S. Participants Share Units will vest in accordance with the schedule provided in Section 3.3 of the Plan, or in accordance with an alternative schedule provided in the Grant Agreement, with the potential of accelerated vesting upon a Participant’s death or Disability, in accordance with Section 8.1, or upon a Corporate Transaction, unless specifically provided otherwise in the Grant Agreement.

2.             Modification to Settlement of Share Units.  Section 7.1 of the Plan is modified such that a U.S. Participant may not choose when to exercise any part of his Vested Share Units, but rather the settlement of Awards will occur automatically in conjunction with the Vesting Date, or the Participant’s death or Disability, in accordance with Section 7.4 and 7.5.  Section 7.4 of the Plan is also modified to eliminate any right of a U.S. Participant and/or the Board (with respect to a U.S. Participant) to accelerate or defer the timing of the settlement of Vested Share Units to a date other than a date within 30 days following the Issue Date.  For these purposes the Issue Date will be the same as the Vesting Date.

3.             Modification to Corporate Transaction Provisions.  Notwithstanding the language of Section 10.1 of the Plan, any Award of Share Units that has not previously vested will accelerate and become vested in connection with a Corporate Transaction that occurs before the Participant has experienced a Termination, unless specifically provided otherwise in the Grant Agreement.  Similarly, in the event of a proposed dissolution or liquidation of the Company, as described in Section 10.4, a Share Unit that has not previously become a Vested Share Unit will terminate immediately, and will not be accelerated as to vesting, unless otherwise provided in the Grant Agreement.

4.             Modification to Amendment or Termination of Plan.  Section 12.1(c) is modified to eliminate the Board’s discretionary authority, with respect to U.S. Participants, to unilaterally accelerate the vesting events associated with Awards.  In addition, the Plan, as it applies to U.S. Participants, is intended to qualify as a “short-term deferral,” as defined in the Treasury Regulations issued under Code Section 409A.  The Company will interpret the Plan to reach that result, and retains the right to modify the Plan or any Grant Agreement, as necessary, to retain the characterization as a short-term deferral arrangement under Code Section 409A.

APPENDIX D

Text of Resolution to Approve the 2011 Treasury Based Restricted Share Unit Plan

BE IT RESOLVED, as an ordinary resolution, that:

1.               the 2011 Treasury Based Restricted Share Unit Plan of the Corporation (the “Treasury RSU”), as described in the Management Information Circular of the Corporation dated April 1, 2011 be and is hereby approved and adopted in the form of Treasury RSU attached to this Management Information Circular as Appendix C; and

2.               any director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution.